Renal Care Group 2003

Quality

Empowerment

Enjoyment

Patient-Centered Care

Vision

Respect

Continuous Improvement



Medical Advisory Board
Medical Director
acility Manager
Physician
Reuse Tech
Nursing Advisory Board
Patient
Nurse
Dietitian
Patient Care Tech
Rehab Advisory Board
Dietitian Advisory Board

When you spend 12-15 hours each week hooked up to a machine, a trusting relationship with your caregiver is critical. At Renal Care Group, 92 percent of our associates are directly involved with patient care. Each one is dedicated to delivering outstanding personal care and ensuring patients' comfort. Physicians, nurses, biomedical technicians, patient care technicians, social workers and dietitians alike work hard to empathize with patients and to offer understanding and support. Because there is no cure for end stage renal disease, this personal, positive interaction is crucial to outstanding care.

Optimal care extends beyond our patient care philosophy. Associates obtain systematic training to learn about the Company's history, culture, and clinical and financial goals. Patients and their families rely on us to help them lead healthier lives.



RenaLab
Technical Advisory Board
Social Worker Advisory Board
Tech
Groups
Social

COMPANY PROFILE

Renal Care Group, Inc. is a specialized dialysis services company that provides care to patients with kidney disease. The Company treats over 28,000 patients in more than 390 owned outpatient dialysis facilities, in addition to providing acute dialysis services at more than 190 hospitals. Over 8,000 associates provide services across the Company's 30-state network. More information about Renal Care Group may be found at www.renalcaregroup.com.



YEAR AT A GLANCE 03

Net Revenues *(in millions)*


03
02
01
00
99
$1,005
$ 903
$ 755
$ 623
$ 542
$200
$400
$600
$800
$1,000

Total Number of Centers


03
02
01
00
99
284
268
238
213
181
60
120
180
240
300

Total Treatments *(in thousands)*


03
02
01
00
99
3,254
3,020
2,686
2,419
2,127
750
1,500
2,250
3,000
3,750

Net Income Per Share


03
02
01
00
99
$ 2.05
$ 1.82
$ 1.52
$ 1.07
$ 1.00
$0.50
$1.00
$1.50
$2.00
$2.50

Years Ended December 31, *(in thousands, except per share data)*	2002	2003
Net revenue	$ 903,387	$1,005,319
Operating costs and expenses	691,276	769,756
Depreciation and amortization	40,432	44,905
Income from operations	171,679	190,658
Interest expense, net	1,140	629
Income before minority interest and income taxes	170,539	190,029
Minority interest	21,410	25,431
Income before income taxes	149,129	164,598
Provision for income taxes	56,669	62,542
Net income	$ 92,460	$ 102,056
Diluted net income per share	$ 1.82	$ 2.05
Weighted average shares outstanding	50,767	49,835

	December 31, 2002	December 31, 2003
Total assets	$ 740,123	$ 819,873
Long-term debt, net of current portion	$ 10,161	$ 2,652
Total stockholders' equity	$ 543,888	$ 570,845

Message from the Chairman of the Board



Dear Fellow Shareholders: This Annual Report gives me the opportunity, as Chairman of Renal Care Group's Board of Directors, to express my appreciation to the Board for entrusting me with this responsibility. I am honored to serve in a leadership position on your Board, and I assure you that I will continue to strive to deserve that trust.

Gary Brukardt, President and Chief Executive Officer, will report in the pages that follow on the Company's significant progress as we rigorously pursue our founders' mission of providing optimal care for patients, seeking to achieve superior outcomes and value. In his leadership role, Gary is responsible for the management and performance of Renal Care Group and reports to the Board. With the separation of the positions of CEO and Chairman, my duties are primarily twofold: to focus on strategic challenges and opportunities and to lead the Board in its duty to provide effective oversight and guidance of management in our continuing efforts to act in the long-term interests of the Company and its shareholders. Since our last Annual Report, the Company has reconfirmed our commitment to our core dialysis business and taken decisive steps on an accelerated path to profitable growth. The Internal Audit function has historically reported to the Chief Financial Officer, but now reports to me as Chairman. The standing committees of the Board have been strengthened. Two new independent, experienced and savvy Board members have joined us. Since Renal Care Group was founded, the Company has maintained a compliance program setting forth Standards of Conduct and Business Ethics that apply to all directors, officers and employees. Other corporate governance guidelines, principles and structures have been adopted in the last year, which I hope you will review in this year's proxy materials or on the Renal Care Group website. I welcome your suggestions, comments and questions on all of these matters.

These changes and new processes make sense for the Company. I strongly believe, however, that management's and the Board's duties of care and loyalty to the shareholders' interests are not merely legislative or procedural, but rather are fundamental and underlie every action considered and taken. In April 2003, when Gary Brukardt and I were appointed to our current positions, we and the other Board members collectively committed to continue to:

- use care and prudence as stewards of the shareholders' resources – with accountability for doing so;
- demand and nurture a culture of respect throughout the Company;
- reward performance, but without excessive compensation or perks; and
- act with absolute integrity.

On behalf of my Board colleagues, we reaffirm these commitments.

Respectfully,

William P. Johnston

William P. Johnston
Chairman of the Board

President's Letter to Shareholders

The year 2003 was one of evolution for our Company. We made significant changes and realignments in our organization that have positioned us to be a strong leader in the dialysis sector of the healthcare industry. As Renal Care Group's President and Chief Executive Officer, I am proud of the way our Company has handled the changes that we faced in 2003. I credit our culture, which permeates the Company, and our committed associates for the excellent clinical and financial results we achieved during the year.

What is the culture of Renal Care Group? Most importantly, it is patient-centered. The culture consists of a dynamic attitude and atmosphere focused on each patient's well being. Our associates start with an attitude of doing the right thing, the right way at the right time for the patients we serve. Our approach is to apply continuous quality improvement, education and shared knowledge to identify and implement best practices across the organization. We employ a decentralized management style that empowers associates at all levels of the Company and keeps the decision-making process as close to the patient as possible.

One of our priorities is to provide a dedicated team of healthcare professionals to serve the needs of our patients. Members of that team include Renal Care Group's nurses, patient care technicians, dietitians, social workers and rehabilitation specialists - all working in conjunction with our affiliated nephrologists to provide optimal care to patients.

Guiding the clinical staff at each of our facilities is a medical director who works under the auspices of our Medical Advisory Board and Chief Medical Officer. We are very proud of our physician-driven heritage and the fact that three of nine members of our Board of Directors are highly accomplished nephrologists. Our Medical Advisory Board is comprised of practicing nephrologists, all of whom serve as medical directors at one or more of our dialysis facilities. The Medical Advisory Board sets standards for clinical outcomes and works to identify and communicate best practices, seeking to assure that our patients receive optimal care and live longer, healthier lives.

Since Renal Care Group was founded, Dr. Raymond Hakim, our Chief Medical Officer, has led the charge to keep our focus on doing the right thing for our patients. Dr. Hakim and a staff of quality improvement associates meet regularly to review clinical outcomes at every facility. They work with the Medical Advisory Board to examine the latest research, initiate clinical studies and establish clinical outcome targets. Unlike any other dialysis services provider, we have five other advisory boards that identify and communicate best practices within their disciplines under the leadership of the Medical Advisory Board in the crucial areas of nursing, dietetics, social work, technical services and rehabilitation.



Gary Brukardt, President and Chief Executive Officer

RenaLab

Our pursuit of optimal care extends to every component of the services we provide to our patients. With dialysis patients, one of the most critical areas is measurement of clinical outcomes and the effectiveness of dialysis. For this reason, Renal Care Group owns and operates a state-of-the-art laboratory, RenaLab. Our dialysis clinics send samples to RenaLab at the direction of our physicians, where the samples are tested using the latest technology. RenaLab has won several prestigious awards and achieved a perfect score on its accreditation inspection by the College of American Pathologists. RenaLab reports the test results to our facilities using a sophisticated software system, allowing our clinical professionals the ability to closely monitor the health of our patients and to work to improve it.

Diabetes Management, RightStart and CKD

During 2003, we focused on initiatives to address the broader continuum of care for patients with kidney disease, including pre-ESRD patients. We initiated a pilot program at 20 of our facilities that specifically focuses on patients with diabetes. Twelve of these programs have been approved by the American Diabetes Association, and the results of the programs to date are encouraging. We are in the process of determining how to implement and operate similar programs successfully across the Company. Our RightStart program focuses on patients during their first 90 days of dialysis care, when mortality and hospitalization rates are especially high. Going beyond the diabetes program and RightStart initiative, we are working closely with our affiliated physicians in select regions to explore broader approaches to address the needs of patients who are experiencing symptoms of chronic kidney disease, or CKD.


Physician
Primary Care Provider
Nephrologist
Nephrologist
Type of Patient
Diabetic Hypertensive
Chronic Kidney Disease
ESRD
Options Education
RightStart
Renal Care Group Approach
○ With Nephrologists
– Awareness
– Education
○ CKD Program
○ Vascular Access
○ Reduce Mortality
○ Physician Value-Added Services
○ Productivity / Work Redesign
○ Case Management
– Diabetes
– RightStart
○ Transplant

Renal Care Group and its affiliated physicians believe they can have a positive impact on the care of those patients with chronic kidney disease ("CKD"). Early detection, slowing progression of renal disease, successful management of the complications of CKD and improved patient education are the desired outcomes of our initiative. We are working with nephrologists to develop clinical pathways, a data collection system and a process to assist our affiliated physicians in establishing an effective program to treat CKD.

Although it is premature to determine the overall effect of the CKD initiative on patients who ultimately start dialysis, preliminary indications are that a focused pre-ESRD program in coordination with our attending physicians can lead to improved outcomes for these patients.

A substantial part of our patient-centered culture is focused on continuous quality improvement programs, always striving to deliver better clinical outcomes so that our patients feel better and live longer, healthier lives. Our strategy has always been, first and foremost, to deliver optimal care to patients with end stage renal disease; second, to remain primarily focused on dialysis-related services; and third, to grow the Company's business. We expand within our key markets through organic growth and by developing *de novo* outpatient dialysis facilities. In addition, we seek selective acquisitions that enable us to add patients and affiliate with high-quality nephrologists in a manner that benefits our patients and shareholders.

I deeply appreciate the contribution of each Renal Care Group associate to our Company's progress in 2003. I believe that we are able to attract and retain the right people who are committed to our patients and, as a result, make our Company successful. We witness this commitment every day in our front-line clinical staff and in our competent associates who provide support to our clinical operations. Proudly, we adhere to the highest standards of integrity, ethics and social responsibility—tenets established by Renal Care Group's late Chairman and CEO, Sam Brooks, and the other founders of the Company. Based on the principle to always do what is right, our culture flourishes, and we look ahead to the future.

The Future

I am pleased to report that the strong momentum we generated in 2003 has continued into 2004. Already in 2004, we successfully assimilated 13 units from Midwest Kidney Centers' dialysis program, and we have acquired 87 facilities through the acquisition of National Nephrology Associates. In addition, we substaintially completed the share repurchase program we announced in October 2003. Finally, we expect to add another 1,000 to 1,500 patients through selective acquisitions in 2004.

We have now seen eight consecutive years of clinical improvements and financial growth, resulting in substantial rewards for our patients, associates and shareholders. We believe that by staying patient-centered and focusing on delivering optimal care, we will continue this trend.

We are excited about 2004 and the opportunities we have before us. We are positioned for success, supported by a culture that has withstood the tests of time and change, by a mission that aligns the interests of patients and shareholders, and, of course, by our associates, whose work is truly a higher calling. We are grateful for the confidence and investment of our shareholders, which have given us the opportunity to improve the lives of so many patients and their families.

Sincerely,

Gary A. Brukardt

President and Chief Executive Officer

Building on Our Strong Foundation—

8,000 skilled associates providing optimal care









LOCATIONS



The map above shows the locations of our outpatient dialysis facilities as of April 2004 and illustrates our regional market concentrations.

Five regionally dominant dialysis programs combined to form Renal Care Group in 1996. These strong programs in east Texas, Mississippi, northeast Indiana, Kansas and Nashville, continue today as centers of influence and key markets for us. The addition of National Nephrology Associates' operations, located in markets complementary to ours, provides an expanded platform from which we can leverage our existing services and expertise. We increased our presence in important markets in Tennessee and Alabama, and strengthened our operations in St. Louis and New Jersey. In addition, we expanded into Georgia, Louisiana, central Florida, and the Northeast.

Selected Financial Data

The selected financial data for the years ended December 31, 1999, 2000, 2001, 2002 and 2003 are derived from the audited consolidated financial statements of Renal Care Group, Inc. and its subsidiaries. The consolidated financial statements and related notes for the years ended December 31, 2001, 2002 and 2003, together with the related Report of Independent Auditors are included elsewhere in this annual report. Please read the following data in conjunction with the financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" that appear elsewhere in this annual report.

Selected Financial Data	Year Ended December 31, 1999	2000	2001	2002	2003
(in thousands, except per share data)					
INCOME STATEMENT DATA:					
Net revenue	$ 541,895	$ 622,575	$ 755,082	$ 903,387	$ 1,005,319
Patient care costs	351,367	402,009	489,271	589,696	653,307
General and administrative expenses	51,315	57,104	64,530	78,079	90,249
Provision for doubtful accounts	14,632	16,949	20,290	23,501	26,200
Depreciation and amortization	27,835	32,321	38,945	40,432	44,905
Restructuring charge	—	9,235	—	—	—
Merger expenses	4,300	3,766	—	—	—
Total operating costs and expenses	449,449	521,384	613,036	731,708	814,661
Income from operations	92,446	101,191	142,046	171,679	190,658
Interest expense, net	6,224	5,015	2,636	1,140	629
Income before minority interest and income taxes	86,222	96,176	139,410	170,539	190,029
Minority interest	7,768	10,011	15,478	21,410	25,431
Income before income taxes	78,454	86,165	123,932	149,129	164,598
Provision for income taxes	31,367	34,706	47,331	56,669	62,542
Net income	$ 47,087	$ 51,459	$ 76,601	$ 92,460	$ 102,056
Basic net income per share	$ 1.05	$ 1.12	$ 1.59	$ 1.89	$ 2.11
Basic weighted average shares outstanding	45,015	46,048	48,113	48,978	48,479
Diluted net income per share	$ 1.00	$ 1.07	$ 1.52	$ 1.82	$ 2.05
Diluted weighted average shares outstanding	47,052	47,948	50,433	50,767	49,835

	December 31, 1999	2000	2001	2002	2003
BALANCE SHEET DATA:					
Working capital	$ 73,651	$ 108,915	$ 104,047	$ 110,481	$ 122,667
Total assets	500,906	582,672	651,049	740,123	819,873
Long-term debt	79,690	58,316	3,776	10,161	2,652
Stockholders' equity	311,839	394,122	510,251	543,888	570,845

The following discussion and analysis contains forward-looking statements about our plans and expectations of what may happen in the future. Forward-looking statements are based on a number of assumptions and estimates that are inherently subject to significant risks and uncertainties, and our results could differ materially from the results anticipated by our forward-looking statements as a result of many known or unknown factors, including, but not limited to, the risk factors discussed in the Company's annual report on Form 10-K for the year ended December 31, 2003, as filed with the Securities and Exchange Commission.

Please read the following discussion in conjunction with our consolidated financial statements and the related notes contained elsewhere in this annual report.

Overview

Renal Care Group provides dialysis services to patients with chronic kidney failure, which we refer to as ESRD. As of December 31, 2003, we provided dialysis and ancillary services to over 21,400 patients through 284 outpatient dialysis centers in 27 states, in addition to providing acute dialysis services to more than 130 hospitals.

Our net revenue has been derived primarily from the following sources:

- outpatient hemodialysis services;
- ancillary services associated with outpatient dialysis, primarily the administration of Epogen® (erythropoietin alpha, which we refer to as EPO) and other drugs;
- home dialysis services;
- inpatient hemodialysis services provided to acute care hospitals and skilled nursing facilities;
- laboratory services; and
- management contracts with hospital-based medical university dialysis programs.

Most patients with end-stage renal disease receive three dialysis treatments each week in an outpatient setting. Reimbursement for these services is provided primarily by the Medicare ESRD program based on rates established by the Centers for Medicare and Medicaid Services. For the year ended December 31, 2003, approximately 55% of our net revenue was derived from reimbursement under the Medicare and Medicaid programs. Medicare reimbursement is subject to rate and other legislative changes by Congress and periodic changes in regulations, including changes that may reduce payments under the ESRD program. Neither Congress nor CMS approved an increase in the composite rate for 2002, 2003 or 2004.

The Medicaid programs in some of the states in which we operate have formerly reimbursed us, or currently reimburse us, at rates higher than those paid by Medicare. Some of these programs, like Washington's and Wisconsin's, have approved and implemented reductions in reimbursement. Other programs have proposed reductions or have announced that they are considering reductions. If all the states in which we operate that have Medicaid rates that are higher than Medicare rates were to reduce their rates to Medicare rates, and giving effect to the reductions already implemented in Washington and Wisconsin, our earnings per share will likely be adversely affected by between $0.10 and $0.15 per share in 2004. We assumed that these reductions would occur when we set and communicated our corporate goals for 2004.

The Medicare composite rate applies to a designated group of outpatient dialysis services, including the dialysis treatment, supplies used for the treatment, certain laboratory tests and medications, and most of the home dialysis services we provide. We receive separate reimbursement outside the composite rate for some other services, drugs (including specific drugs such as EPO) and some physician-ordered tests, including laboratory tests, provided to dialysis patients.

If a patient has private health insurance, then that patient's treatment is typically reimbursed at rates significantly higher than those paid by Medicare during the first 30 months of care. After that period Medicare becomes the primary payor. Reimbursement for dialysis services provided pursuant to a hospital contract is negotiated with the individual hospital and is usually higher than Medicare rates. Because dialysis is a life-sustaining therapy to treat a chronic disease, utilization is predictable and is not subject to seasonal fluctuations.

We derive a significant portion of our net revenue and net income from the administration of EPO. EPO is manufactured by a single company, Amgen Inc. In April 2002, Amgen implemented its third EPO price increase of 3.9% in as many years. Because we were already under contract with Amgen through 2002, this price increase did not affect our results of operations during 2002. Key components of the 2002 pricing formula were maintained in our 2003 contract with Amgen. Therefore, while the 2002 price increase had an adverse affect on our 2003 results of operations, we were able to mitigate approximately 80% of the increase. Amgen did not implement a price increase in 2003, but changes in our contract with Amgen for 2004 may result in an increase in our cost of EPO. We estimated the impact of these changes and assumed they would take place when we set and communicated our corporate goals for 2004.

Critical Accounting Policies

The Securities and Exchange Commission issued a financial reporting release, FR-60, *Cautionary Advice Regarding Disclosure About Critical Accounting Policies*. In accordance with that release, we have identified accounting policies that we consider critical to our business. Management identified these policies based on their importance to the Consolidated Financial Statements and on the degrees of subjectivity and complexity involved in these policies. In addition to these critical policies, a summary of significant accounting policies is included in our consolidated financial statements and related notes contained elsewhere in this annual report.

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. We continuously evaluate our critical accounting policies and estimates, including those related to net revenue and contractual provisions and provision for doubtful accounts. We base our estimates on historical experience and on various assumptions that we believe to be reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies require significant judgments and estimates in the preparation of our consolidated financial statements.

Net Revenue and Contractual Provisions

We recognize revenue net of contractual provisions as services are provided. Contractual provisions represent the difference between our gross billed charges and the amount we expect to receive. Under the Medicare ESRD program, Medicare reimbursement rates for outpatient dialysis treatments are fixed under a composite rate structure. The composite rate applies to a designated group of outpatient dialysis services, including the dialysis treatment, supplies for the treatment, some laboratory tests and some medications. There are other drugs, laboratory tests and services that are eligible for separate reimbursement outside the composite rate. Most state Medicaid plans follow reimbursement methodologies that are similar to the Medicare program, but other payors, particularly private insurance plans and managed care payors, reimburse us under contractual arrangements or based on our charges. Each of these payor sources provides unique challenges to the process of recording contractual provisions.

We have made significant investments in human resources and information systems to enable us to estimate the appropriate amount of contractual provisions as services are provided. Actual levels of reimbursement, however, are sometimes difficult to determine due to the complexity of the applicable regulations or contracts. As a result, we may in fact collect more or less than the amount expected when the services are provided. In addition, regulations and contracts may be changed, making system updates and maintenance necessary for estimating net revenue accurately. As a result, management may make adjustments to the contractual provisions estimated by the system based on actual collection experience and other factors.

Provision for Doubtful Accounts

Collecting outstanding accounts receivable is critical to our success. Our primary source of collection risk is related to the portion of our charges for which the patient is responsible. The patients' responsibility is typically between 10% and 15% of gross charges. We record an estimate of the provision for doubtful accounts in the period in which the revenue is recognized based on management's estimate of the net collectibility of the accounts receivable. Management estimates and monitors the net collectibility of accounts receivable based upon a variety of factors, including the analysis of payor mix, subsequent collection analysis and review of detailed agings of accounts receivable. Significant changes in our payor mix or business office operations could have a significant impact on our results of operations and cash flows.

Self Insurance Accruals

From time to time, we are subject to professional liability, general liability and workers' compensation claims or lawsuits in the ordinary course of business. To mitigate a portion of this risk, we maintain insurance for professional liability and general liability claims exceeding certain individual amounts and workers' compensation claims exceeding certain individual and aggregate amounts. We estimate the self-insured retention portion of professional liability, general liability and workers' compensation risks using third-party actuarial calculations that include historical claims data, demographic factors and other assumptions. The estimated accrual for professional liability, general liability and workers' compensation claims could be significantly affected, if current and future occurrences differ from historical claims trends. While management monitors current claims closely and considers outcomes when estimating its insurance accruals, the complexity of the claims, the wide range of potential outcomes and changes in the legal climate often complicate our ability to make precise estimates.

Impairment of Goodwill and Long-Lived Assets

We review goodwill, long-lived assets and identifiable intangibles for impairment at least once a year and at any other time management identifies events or changes in circumstances that indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to the discounted present value of future net cash flows management expects the asset to generate. The computation of future net cash flows is often complex and includes subjective assumptions. If management determines that assets are impaired, then the impairment is equal to the amount by which the carrying amount of the assets exceeds the fair value of the assets, as determined by independent appraisals or estimates of discounted future cash flows.

Results of Operations

The following table sets forth results of operations (in thousands) for the periods indicated and the percentage of net revenue represented by the respective financial line items:

	Year Ended December 31,					
	2001		2002		2003	
Net revenue	$ 755,082	100.0%	$ 903,387	100.0%	$ 1,005,319	100.0%
Patient care costs	489,271	64.8	589,696	65.3	653,307	65.0
General and administrative expenses	64,530	8.5	78,079	8.6	90,249	9.0
Provision for doubtful accounts	20,290	2.7	23,501	2.6	26,200	2.6
Depreciation and amortization	38,945	5.2	40,432	4.5	44,905	4.4
Total operating costs and expenses	613,036	81.2	731,708	81.0	814,661	81.0
Income from operations	142,046	18.8	171,679	19.0	190,658	19.0
Interest expense, net	2,636	0.3	1,140	0.1	629	0.1
Minority interest	15,478	2.0	21,410	2.4	25,431	2.5
Income before income taxes	123,932	16.4	149,129	16.5	164,598	16.4
Provision for income taxes	47,331	6.3	56,669	6.3	62,542	6.2
Net income	$ 76,601	10.1%	$ 92,460	10.2%	$ 102,056	10.2%

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Net Revenue. Net revenue increased from $903.4 million for the year ended December 31, 2002 to $1,005.3 million for the year ended December 31, 2003, an increase of $101.9 million, or 11.3%. This increase resulted primarily from a 7.8% increase in the number of treatments we performed from 3,019,675 in 2002 to 3,254,447 in 2003 and a 3.7% increase in the average patient revenue per dialysis treatment from $297 in 2002 to $308 in 2003. The growth in treatments was the result of the acquisition and development of various dialysis facilities and a 4.7% increase in same-market treatments for 2003 over 2002. We anticipate reductions in same-market treatment rate of growth during 2004. We estimate that approximately $10 of the $11 increase in revenue per treatment in 2003 was largely attributable to the rate increase to private payors that we implemented during the fourth quarter of 2002. The remaining $1 per treatment increase was the net result of both favorable and unfavorable payor contract resolutions. During 2003 we experienced favorable payor contract resolutions of $5 per treatment, which was offset by $4 per treatment of unfavorable payor resolutions, a portion of which relate to reduced reimbursement experienced with certain managed care contracts and reduced reimbursement in certain state Medicaid programs. Assuming a full year impact in these reductions, we expect our 2004 patient revenue per dialysis treatment to be negatively impacted by approximately $5. Consistent with previous years, we implemented a rate increase to private payors during the fourth quarter of 2003, and we believe this increase will offset most of the decrease noted above. Accordingly, we expect patient revenue per dialysis treatment to remain flat or increase slightly in 2004 as compared to 2003.

Patient Care Costs. Patient care costs consist of costs directly related to the care of patients, including direct labor, drugs and other medical supplies, and operational costs of facilities. Patient care costs increased from $589.7 million for the year ended December 31, 2002 to $653.3 million for the year ended December 31, 2003, an increase of 10.8%. This increase was due principally to the increase in the number of treatments performed during the period, which was reflected in corresponding increases in the use of labor, drugs and supplies. Patient care costs as a percentage of net revenue decreased from 65.3% in 2002 to 65.0% in 2003. Patient care costs per treatment increased 3.1% from $195 in 2002 to $201 in 2003. The increase in patient care costs per treatment was due to increases in the price of EPO, labor costs, the cost of insurance, increases in self-insurance accruals, and the utilization of certain ancillary drugs. Management believes that the Company will continue to face increases in the cost of labor and insurance in 2004.

General and Administrative Expenses. General and administrative expenses include corporate office costs and other costs not directly related to the care of patients, including facility administration, accounting, billing and information systems. General and administrative expenses increased from $78.1 million for the year ended December 31, 2002 to $90.2 million for the year ended December 31, 2003, an increase of 15.6%. This increase was due primarily to a $5.4 million charge recorded in the first quarter of 2003 for a retirement benefit plan for our former Chairman, Chief Executive Officer and President that was adopted in January 2003. General and administrative expenses as percentage of revenue increased from 8.6% in 2002 to 9.0% in 2003. The charge for the retirement package accounted for substantially all of the increase in general and administrative expenses as a percentage of net revenue.

Provision for Doubtful Accounts. Management determines the provision for doubtful accounts as a function of payor mix, billing practices and other factors. We reserve for doubtful accounts in the period when the revenue is recognized based on management's estimate of the net collectibility of the accounts receivable. Management estimates the net collectibility of accounts receivable based upon a variety of factors. These factors include, but are not limited to, analyzing revenues generated from payor sources, performing subsequent collection testing and regularly reviewing detailed accounts receivable agings. Management makes adjustments to the allowance for doubtful accounts as necessary based on the results of management's reviews of the net collectibility of accounts receivable. The provision for doubtful accounts increased from $23.5 million in 2002 to $26.2 million in 2003, an increase of $2.7 million, or 11.5%. The provision for doubtful accounts as a percentage of net revenue remained consistent in 2002 and 2003 at 2.6%.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Depreciation and Amortization. Depreciation and amortization increased from $40.4 million for the year ended December 31, 2002 to $44.9 million for the year ended December 31, 2003, an increase of 11.1%. This increase was due to the start-up of dialysis facilities, the normal replacement costs of dialysis facilities and equipment, the purchase of information systems and the amortization of separately identifiable intangible assets associated with acquisitions. Depreciation and amortization as a percentage of net revenue decreased slightly from 4.5% in 2002 to 4.4% in 2003.

Income from Operations. Income from operations increased from $171.7 million for the year ended December 31, 2002 to $190.7 million for the year ended December 31, 2003, an increase of 11.1%. Income from operations as a percentage of net revenue remained consistent in 2002 and 2003 at 19.0%.

Interest Expense, Net. Interest expense decreased from $1.1 million for the year ended December 31, 2002 to $629,000 for the year ended December 31, 2003. This decrease was the result of lower average borrowings in 2003. We expect substantially higher interest expense in 2004 as the result of borrowings associated with the planned acquisition of National Nephrology Associates and our previously announced plan to repurchase $250.0 million of our common stock by March 31, 2004.

Minority Interest. Minority interest represents the proportionate equity interest of other owners of entities that are not wholly owned whose financial results are included in our consolidated results. Minority interest as a percentage of net revenue increased to 2.5% in 2003 from 2.4% in 2002. This increase was the result of continued financial improvements of our larger joint ventures, primarily those in Ohio, Oregon and Washington, as well as an increase in the number of facilities operated as joint ventures. As of December 31, 2003, we were the majority and controlling owner in 50 joint ventures compared to 36 as of December 31, 2002.

Provision for Income Taxes. Income tax expense increased from $56.7 million in 2002 to $62.5 million in 2003, an increase of $5.9 million or 10.4%. The increase is a result of pre-tax earnings increasing by 10.4%. Our effective tax rate was 38.0% in both 2002 and 2003.

Net Income. Net income increased from $92.5 million in 2002 to $102.1 million in 2003, an increase of $9.6 million or 10.4%. This increase was a result of the items discussed above.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Net Revenue. Net revenue increased from $755.1 million for the year ended December 31, 2001 to $903.4 million for the year ended December 31, 2002, an increase of $148.3 million, or 19.6%. This increase resulted primarily from a 12.4% increase in the number of treatments we performed from 2,686,181 in 2001 to 3,019,675 in 2002 and a 6.8% increase in the average patient revenue per dialysis treatment from $278 in 2001 to $297 in 2002. The growth in treatments was the result of the acquisition and development of various dialysis facilities and a 5.8% increase in same-market treatments for 2002 over 2001. We estimate that approximately $10 of the $19 per treatment increase was attributable to the rate increase to private payors that we implemented during the fourth quarter of 2001. The remaining $9 per treatment increase was the result of favorable resolutions of various payor contract issues of $4, and $5 relating to the increase in the utilization of certain ancillary drugs.

Patient Care Costs. Patient care costs consist of costs directly related to the care of patients, including direct labor, drugs and other medical supplies, and operational costs of facilities. Patient care costs increased from $489.3 million for the year ended December 31, 2001 to $589.7 million for the year ended December 31, 2002, an increase of 20.5%. This increase was due principally to the increase in the number of treatments performed during the period, which was reflected in corresponding increases in the use of labor, drugs and supplies. Patient care costs as a percentage of net revenue increased from 64.8% in 2001 to 65.3% in 2002. Patient care costs per treatment increased 7.1% from $182 in 2001 to $195 in 2002. The increases in patient care costs as a percentage of net revenue and patient care costs per treatment were due to increases in the price of EPO, increased

Management's Discussion and Analysis of Financial Condition and Results of Operations

labor costs to address wage pressures in many of our markets, increases in the cost of insurance, increases in self-insurance accruals, the increase in utilization of certain ancillary drugs and the increased cost of the drug Heparin following a recall by its manufacturer.

General and Administrative Expenses. General and administrative expenses include corporate office costs and other costs not directly related to the care of patients, including facility administration, accounting, billing and information systems. General and administrative expenses increased from $64.5 million for the year ended December 31, 2001 to $78.1 million for the year ended December 31, 2002, an increase of 21.0%. General and administrative expenses as a percentage of net revenue increased from 8.5% in 2001 to 8.6% in 2002 primarily as a result of expenses incurred in connection with closing two dialysis facilities (one in Texas and one in Alabama) in 2002.

Provision for Doubtful Accounts. Management determines the provision for doubtful accounts as a function of payor mix, billing practices and other factors. We reserve for doubtful accounts in the period when the revenue is recognized based on management's estimate of the net collectibility of the accounts receivable. Management estimates the net collectibility of accounts receivable based upon a variety of factors. These factors include, but are not limited to, analyzing revenues generated from payor sources, performing subsequent collection testing and regularly reviewing detailed accounts receivable agings. Management makes adjustments to the allowance for doubtful accounts as necessary based on the results of management's reviews of the net collectibility of accounts receivable. The provision for doubtful accounts increased from $20.3 million in 2001 to $23.5 million in 2002, an increase of $3.2 million, or 15.8%. The provision for doubtful accounts as a percentage of net revenue decreased slightly from 2.7% in 2001 to 2.6% in 2002 as a result of improved collection efforts.

Depreciation and Amortization. Depreciation and amortization increased from $38.9 million for the year ended December 31, 2001 to $40.4 million for the year ended December 31, 2002, an increase of 3.8%. This increase was due to the start-up of dialysis facilities, the normal replacement costs of dialysis facilities and equipment, the purchase of information systems and the amortization of separately identifiable intangible assets associated with acquisitions. Depreciation and amortization as a percentage of net revenue decreased from 5.2% in 2001 to 4.5% in 2002, primarily as a result of the implementation of SFAS No. 142, under which we stopped amortizing goodwill effective January 1, 2002. For 2001, we recorded goodwill amortization of $6.4 million.

Income from Operations. Income from operations increased from $142.0 million for the year ended December 31, 2001 to $171.7 million for the year ended December 31, 2002, an increase of 20.9%. Income from operations as a percentage of net revenue increased from 18.8% in 2001 to 19.0% in 2002 principally as a result of the factors discussed above.

Interest Expense, Net. Interest expense decreased from $2.6 million for the year ended December 31, 2001 to $1.1 million for the year ended December 31, 2002. This decrease was principally the result of lower average borrowings in 2002, partially offset by costs incurred when we restructured our lines of credit in 2002.

Minority Interest. Minority interest represents the proportionate equity interest of other owners of entities that are not wholly owned whose financial results are included in our consolidated results. Minority interest as a percentage of net revenue increased to 2.4% in 2002 from 2.0% in 2001. This increase was the result of continued financial improvements of our larger joint ventures, primarily those in Ohio, Oregon and Washington, as well as an increase in the number of facilities operated as joint ventures.

Provision for Income Taxes. Income tax expense increased from $47.3 million in 2001 to $56.7 million in 2002, an increase of $9.3 million or 19.7%. The increase is a result of pre-tax earnings increasing by 20.3%. Our effective tax rate decreased from 38.2% in 2001 to 38.0% in 2002. This decrease was primarily the result of eliminating goodwill amortization for financial reporting purposes as required by SFAS No. 142 while some goodwill continues to be amortized for income tax purposes.

Depreciation and Amortization. Depreciation and amortization increased from $40.4 million for the year ended December 31, 2002 to $44.9 million for the year ended December 31, 2003, an increase of 11.1%. This increase was due to the start-up of dialysis facilities, the normal replacement costs of dialysis facilities and equipment, the purchase of information systems and the amortization of separately identifiable intangible assets associated with acquisitions. Depreciation and amortization as a percentage of net revenue decreased slightly from 4.5% in 2002 to 4.4% in 2003.

Income from Operations. Income from operations increased from $171.7 million for the year ended December 31, 2002 to $190.7 million for the year ended December 31, 2003, an increase of 11.1%. Income from operations as a percentage of net revenue remained consistent in 2002 and 2003 at 19.0%.

Interest Expense, Net. Interest expense decreased from $1.1 million for the year ended December 31, 2002 to $629,000 for the year ended December 31, 2003. This decrease was the result of lower average borrowings in 2003. We expect substantially higher interest expense in 2004 as the result of borrowings associated with the planned acquisition of National Nephrology Associates and our previously announced plan to repurchase $250.0 million of our common stock by March 31, 2004.

Minority Interest. Minority interest represents the proportionate equity interest of other owners of entities that are not wholly owned whose financial results are included in our consolidated results. Minority interest as a percentage of net revenue increased to 2.5% in 2003 from 2.4% in 2002. This increase was the result of continued financial improvements of our larger joint ventures, primarily those in Ohio, Oregon and Washington, as well as an increase in the number of facilities operated as joint ventures. As of December 31, 2003, we were the majority and controlling owner in 50 joint ventures compared to 36 as of December 31, 2002.

Provision for Income Taxes. Income tax expense increased from $56.7 million in 2002 to $62.5 million in 2003, an increase of $5.9 million or 10.4%. The increase is a result of pre-tax earnings increasing by 10.4%. Our effective tax rate was 38.0% in both 2002 and 2003.

Net Income. Net income increased from $92.5 million in 2002 to $102.1 million in 2003, an increase of $9.6 million or 10.4%. This increase was a result of the items discussed above.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Net Revenue. Net revenue increased from $755.1 million for the year ended December 31, 2001 to $903.4 million for the year ended December 31, 2002, an increase of $148.3 million, or 19.6%. This increase resulted primarily from a 12.4% increase in the number of treatments we performed from 2,686,181 in 2001 to 3,019,675 in 2002 and a 6.8% increase in the average patient revenue per dialysis treatment from $278 in 2001 to $297 in 2002. The growth in treatments was the result of the acquisition and development of various dialysis facilities and a 5.8% increase in same-market treatments for 2002 over 2001. We estimate that approximately $10 of the $19 per treatment increase was attributable to the rate increase to private payors that we implemented during the fourth quarter of 2001. The remaining $9 per treatment increase was the result of favorable resolutions of various payor contract issues of $4, and $5 relating to the increase in the utilization of certain ancillary drugs.

Patient Care Costs. Patient care costs consist of costs directly related to the care of patients, including direct labor, drugs and other medical supplies, and operational costs of facilities. Patient care costs increased from $489.3 million for the year ended December 31, 2001 to $589.7 million for the year ended December 31, 2002, an increase of 20.5%. This increase was due principally to the increase in the number of treatments performed during the period, which was reflected in corresponding increases in the use of labor, drugs and supplies. Patient care costs as a percentage of net revenue increased from 64.8% in 2001 to 65.3% in 2002. Patient care costs per treatment increased 7.1% from $182 in 2001 to $195 in 2002. The increases in patient care costs as a percentage of net revenue and patient care costs per treatment were due to increases in the price of EPO, increased labor costs to address wage pressures in many of our markets, increases in the cost of insurance, increases in self-insurance accruals, the increase in utilization of certain ancillary drugs and the increased cost of the drug Heparin following a recall by its manufacturer.

General and Administrative Expenses. General and administrative expenses include corporate office costs and other costs not directly related to the care of patients, including facility administration, accounting, billing and information systems. General and administrative expenses increased from $64.5 million for the year ended December 31, 2001 to $78.1 million for the year ended December 31, 2002, an increase of 21.0%. General and administrative expenses as a percentage of net revenue increased from 8.5% in 2001 to 8.6% in 2002 primarily as a result of expenses incurred in connection with closing two dialysis facilities (one in Texas and one in Alabama) in 2002.

Provision for Doubtful Accounts. Management determines the provision for doubtful accounts as a function of payor mix, billing practices and other factors. We reserve for doubtful accounts in the period when the revenue is recognized based on management's estimate of the net collectibility of the accounts receivable. Management estimates the net collectibility of accounts receivable based upon a variety of factors. These factors include, but are not limited to, analyzing revenues generated from payor sources, performing subsequent collection testing and regularly reviewing detailed accounts receivable agings. Management makes adjustments to the allowance for doubtful accounts as necessary based on the results of management's reviews of the net collectibility of accounts receivable. The provision for doubtful accounts increased from $20.3 million in 2001 to $23.5 million in 2002, an increase of $3.2 million, or 15.8%. The provision for doubtful accounts as a percentage of net revenue decreased slightly from 2.7% in 2001 to 2.6% in 2002 as a result of improved collection efforts.

Depreciation and Amortization. Depreciation and amortization increased from $38.9 million for the year ended December 31, 2001 to $40.4 million for the year ended December 31, 2002, an increase of 3.8%. This increase was due to the start-up of dialysis facilities, the normal replacement costs of dialysis facilities and equipment, the purchase of information systems and the amortization of separately identifiable intangible assets associated with acquisitions. Depreciation and amortization as a percentage of net revenue decreased from 5.2% in 2001 to 4.5% in 2002, primarily as a result of the implementation of SFAS No. 142, under which we stopped amortizing goodwill effective January 1, 2002. For 2001, we recorded goodwill amortization of $6.4 million.

Income from Operations. Income from operations increased from $142.0 million for the year ended December 31, 2001 to $171.7 million for the year ended December 31, 2002, an increase of 20.9%. Income from operations as a percentage of net revenue increased from 18.8% in 2001 to 19.0% in 2002 principally as a result of the factors discussed above.

Interest Expense, Net. Interest expense decreased from $2.6 million for the year ended December 31, 2001 to $1.1 million for the year ended December 31, 2002. This decrease was principally the result of lower average borrowings in 2002, partially offset by costs incurred when we restructured our lines of credit in 2002.

Minority Interest. Minority interest represents the proportionate equity interest of other owners of entities that are not wholly owned whose financial results are included in our consolidated results. Minority interest as a percentage of net revenue increased to 2.4% in 2002 from 2.0% in 2001. This increase was the result of continued financial improvements of our larger joint ventures, primarily those in Ohio, Oregon and Washington, as well as an increase in the number of facilities operated as joint ventures.

Provision for Income Taxes. Income tax expense increased from $47.3 million in 2001 to $56.7 million in 2002, an increase of $9.3 million or 19.7%. The increase is a result of pre-tax earnings increasing by 20.3%. Our effective tax rate decreased from 38.2% in 2001 to 38.0% in 2002. This decrease was primarily the result of eliminating goodwill amortization for financial reporting purposes as required by SFAS No. 142 while some goodwill continues to be amortized for income tax purposes.

Net Income. Net income increased from $76.6 million in 2001 to $92.5 million in 2002, an increase of $15.9 million or 20.7%. This increase was a result of the items discussed above.

Liquidity and Capital Resources

Renal Care Group requires capital primarily to acquire and develop dialysis centers, to purchase property and equipment for existing centers, to repurchase shares of our common stock and to finance working capital needs. At December 31, 2003, our working capital was $122.7 million; cash and cash equivalents were $50.3 million; and our current ratio was 1.7 to 1.0. Our working capital increased during the year primarily as a result of the increase in operating cash flows.

Net cash provided by operating activities was $186.5 million for the year ended December 31, 2003. Cash provided by operating activities consists of net income before depreciation and amortization expense, adjusted for changes in components of working capital, primarily accounts receivable. Net cash used in investing activities was $78.5 million for the year ended December 31, 2003. Cash used in investing activities consisted primarily of $63.8 million of purchases of property and equipment and $14.2 million of cash paid for acquisitions, net of cash acquired. Net cash used in financing activities was $96.1 million for the year ended December 31, 2003. Cash used in financing activities primarily reflects $140.5 million in repurchases of our common stock, partially offset by $51.8 million in net proceeds from the issuance of common stock as stock options were exercised.

In July 2002, we entered into two credit agreements with a group of banks totaling $150.0 million, consisting of a $100.0 million Second Amended and Restated Loan Agreement (the Multi-Year Facility) and a $50.0 million Loan Agreement (the 364-day Facility). The Multi-Year Facility had a final maturity of July 1, 2005, and the 364-day facility had a final maturity of June 30, 2004, based on an amendment made in June 2003. As of December 31, 2003, there were no amounts outstanding under the Multi-Year Facility or the 364-day Facility, and the Company had $150.0 million available under these agreements.

On February 10, 2004, we entered into a new credit agreement (the 2004 Agreement) with a group of banks totaling up to $700.0 million. The 2004 Agreement replaced the Multi-Year Facility and the 364-day Facility discussed above. This credit agreement has a $150.0 million revolving credit facility, a committed $325.0 million dollar term loan facility and a $225.0 million incremental term loan facility. Our ability to borrow under the committed term loan facility expires in May 2004. All of these committed facilities have a final maturity of February 10, 2009. The credit agreement provides that $175.0 million of the committed term loan facility may only be used to finance our acquisition of National Nephrology Associates. To the extent we do not use that amount to fund the acquisition, unborrowed amounts will increase the size of the incremental term loan facility. Borrowings under the incremental term loan facility are subject to obtaining commitments from the banks finalizing specific terms.

Borrowings under the revolving credit facility and $150.0 million of the committed term loan facility may be used for acquisitions, repurchases of our stock, capital expenditures, working capital and general corporate purposes. Borrowings under the 2004 Agreement bear interest at variable rates determined by our leverage ratio. This variable rate debt instrument carries a degree of interest rate risk. Specifically, we will face higher interest costs on this debt if interest rates rise. Each of our wholly owned subsidiaries has guaranteed all of our obligations under the 2004 Agreement. Further, our obligations under the 2004 Agreement, and our subsidiaries' obligations under their guarantees, are secured by a pledge of the equity interests we hold in each of our subsidiaries. The 2004 Agreement includes financial covenants that are customary based on the amount and duration of the agreement.

We intend to use this facility to complete our previously announced $250.0 million share repurchase and our acquisition of National Nephrology Associates. Assuming we complete both of these initiatives, we will have more than $475.0 million in outstanding indebtedness. This indebtedness will include $160.0 million in senior subordinated notes of National Nephrology Associates that we will assume in the acquisition. These notes bear interest at the rate of 9% per annum. As a result of this indebtedness, we will incur substantial interest expense in 2004.

A significant component of our growth strategy is the acquisition and development of dialysis facilities. There can be no assurance that we will be able to identify suitable acquisition candidates or to close acquisition transactions with them on acceptable terms. Management believes that existing cash and funds from operations, together with funds available under our new credit facility, will be sufficient to meet our acquisition, expansion, capital expenditure and working capital needs for the foreseeable future. However, in order to finance certain large strategic acquisition opportunities, we may need to incur additional short- and long-term bank indebtedness or to issue equity or debt securities. The availability and terms of any future financing will depend on market and other conditions. There can be no assurance that we will be able to secure additional financing, if required, on acceptable terms.

We plan to make capital expenditures of between $70.0 million and $80.0 million, primarily for equipment replacement, expansion of existing dialysis facilities and construction of de novo facilities. We expect that these capital expenditures will be funded with cash provided by operating activities and our existing credit facilities. Management believes that capital resources available to us will be sufficient to meet the needs of our business, both on a short- and long-term basis.

Management, from time to time, determines the appropriateness of repurchasing our common stock in accordance with a repurchase plan initially authorized by the Board of Directors in October 2000. In 2001, we began repurchasing shares of our common stock by purchasing 100,000 shares of common stock for approximately $3.1 million. In 2002, we repurchased 2.9 million shares of our common stock for approximately $90.9 million. In October 2003, we announced that the Board of Directors had approved an increase in the repurchase plan to allow the purchase of up to a total of $450.0 million in common stock, and we announced that we intended to repurchase $250.0 million in common stock between November 1, 2003 and March 31, 2004. During 2003, we repurchased 3.7 million shares of common stock for $140.5 million. Through December 31, 2003, we had repurchased an aggregate of 6.6 million shares under the plan, for a total of approximately $234.4 million. As of February 23, 2004, we had repurchased approximately $181.9 million of our common stock between November 1, 2003 and that date, leaving $68.1 million remaining of the $250.0 million we intend to repurchase in early 2004.

The Securities and Exchange Commission has issued a financial reporting release, FR-61, *Commission Statement about Management's Discussion and Analysis of Financial Condition and Results of Operations.* This release encourages public companies to give investors additional information about funds that will be required to operate its business in the future under agreements that are in place today. In accordance with FR-61, the following table gives information about our existing contractual obligations. At December 31, 2003, we had no significant contingent commitments.

	Payments Due by Period				
Contractual Obligations	Total	Less Than One year	1 - 3 Years	3 -5 Years	After 5 Years
(in thousands)					
Long-Term Obligations:					
Capital leases and long term debt	$ 2,834	$ 182	$ 321	$ 265	$ 2,066
Operating leases	195,891	30,413	53,219	43,890	68,369
Medical director fee obligations	75,172	13,902	25,571	19,313	16,386
Total contractual cash obligations	$273,897	$ 44,497	$ 79,111	$ 63,468	$ 86,821

Newly Issued Accounting Standards

In December 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure* (SFAS No. 148), which amends SFAS No. 123, *Accounting for Stock-Based Compensation* (SFAS No. 123). SFAS

No. 148 provides alternative methods for Companies electing to implement the fair-value based method of accounting for stock-based employee compensation. The Statement also requires that certain disclosures be made in both annual and interim financial statements about the method of accounting and the related effect of the method used on reported results. The Company has adopted the disclosure requirements of SFAS No. 148 and SFAS No. 123, and accounts for its stock option plans in accordance with the provisions of Accounting Principles Board Opinion No. 125, *Accounting for Stock Issued to Employees*, and does not utilize the fair-value method.

In December 2003, the FASB issued revised Interpretation No. 46, *Consolidation of Variable Interest Entities* (FIN 46). Until this interpretation, a company generally included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns. Application of FIN 46 is required during the fourth quarter of 2003 for interests in structures that are commonly referred to as special-purpose entities; immediately for all new entities created after February 1, 2003; and for all other types of variable interest entities in the first quarter of 2004. The effect of applying the initial consolidation provisions of FIN 46 on Renal Care Group's results of operations or financial position as of December 31, 2003 was not significant. We do not expect the application of the remaining consolidation provisions of FIN 46, as required in the first quarter of 2004, will have a material effect on Renal Care Group's results of operations or financial position.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity* (SFAS No. 150). This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and the first interim period beginning after June 15, 2003. We currently have no financial instruments that fall within the guidelines of the new requirements, and as such, there was no effect of adopting SFAS No. 150 on our results of operations or financial position.

Impact of Inflation

A substantial portion of our net revenue is subject to reimbursement rates that are regulated by the federal government and do not automatically adjust for inflation. We are unable to increase the amount we receive for the services provided by our dialysis business that are reimbursed under or by reference to the Medicare composite rate. Increased operating costs due to inflation, such as labor and supply costs (including the cost of EPO), without a corresponding increase in reimbursement rates, may adversely affect our results of operations, financial condition and business.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Quantitative and Qualitative Disclosures About Market Risk

Market Risk

Renal Care Group maintains all cash in United States dollars in highly liquid, interest-bearing, investment grade instruments with maturities of less than three months, which the Company considers cash equivalents; therefore, the Company has no "market risk sensitive instruments."

Interest Rate Risk

On February 10, 2004, we entered into a new credit agreement with a group of banks, which has a total of $475.0 million in committed facilities. Under the 2004 Agreement, outstanding balances have interest at rates that are adjusted on specific consolidated leverage ratios defined in the agreement. These variable rate debt instruments carry a degree of interest rate risk. Specifically, variable rate debt may result in higher costs to us if interest rates rise.

Report of Independent Auditors

The Board of Directors
Renal Care Group, Inc.

We have audited the accompanying consolidated balance sheets of Renal Care Group, Inc. as of December 31, 2002 and 2003, and the related consolidated income statements, statements of stockholders' equity, and statements of cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Renal Care Group, Inc. at December 31, 2002 and 2003 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Nashville, Tennessee
February 13, 2004, except for
Note 13 for which the date
is April 19, 2004

(In thousands, except per share data)	December 31, 2002	December 31, 2003
ASSETS		
Current assets:		
Cash and cash equivalents	$ 38,359	$ 50,295
Accounts receivable, less allowance for doubtful accounts of $43,677 in 2002 and $32,161 in 2003	152,440	173,679
Inventories	23,336	26,345
Prepaid expenses and other current assets	19,486	28,050
Income taxes receivable	–	1,910
Deferred income taxes	12,240	11,825
Total current assets	245,861	292,104
Property, plant and equipment, net	202,972	224,397
Intangible assets, net	12,110	14,046
Goodwill	275,666	286,578
Other assets	3,514	2,748
Total assets	$ 740,123	$ 819,873
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 33,655	$ 36,795
Accrued compensation	32,066	40,619
Due to third-party payors	32,611	46,049
Income taxes payable	1,423	–
Accrued expenses and other current liabilities	35,492	45,792
Current portion of long-term debt	133	182
Total current liabilities	135,380	169,437
Long-term debt, net of current portion	10,161	2,652
Deferred income taxes	19,288	38,390
Other long-term liabilities	–	5,898
Minority interest	31,406	32,651
Total liabilities	196,235	249,028
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.01 par value, 10,000 shares authorized, none issued	–	–
Common stock, $0.01 par value, 90,000 shares authorized, 51,176 and 53,643 shares issued at December 31, 2002 and 2003, respectively	512	536
Treasury stock, 2,983 and 6,641 shares of common stock at December 31, 2002 and 2003, respectively	(93,953)	(234,404)
Additional paid-in capital	309,355	374,683
Retained earnings	327,974	430,030
Total stockholders' equity	543,888	570,845
Total liabilities and stockholders' equity	$ 740,123	$ 819,873

See accompanying notes to consolidated financial statements.

Consolidated Income Statements

(In thousands, except per share data)	Year Ended December 31, 2001	2002	2003
Net revenue	$ 755,082	$ 903,387	$1,005,319
Operating costs and expenses:			
Patient care costs	489,271	589,696	653,307
General and administrative expenses	64,530	78,079	90,249
Provision for doubtful accounts	20,290	23,501	26,200
Depreciation and amortization	38,945	40,432	44,905
Total operating costs and expenses	613,036	731,708	814,661
Income from operations	142,046	171,679	190,658
Interest expense, net	2,636	1,140	629
Income before minority interest and income taxes	139,410	170,539	190,029
Minority interest	15,478	21,410	25,431
Income before income taxes	123,932	149,129	164,598
Provision for income taxes	47,331	56,669	62,542
Net income	$ 76,601	$ 92,460	$ 102,056
Net income per share:			
Basic	$ 1.59	$ 1.89	$ 2.11
Diluted	$ 1.52	$ 1.82	$ 2.05
Weighted average shares outstanding:			
Basic	48,113	48,978	48,479
Diluted	50,433	50,767	49,835

See accompanying notes to consolidated financial statements.

	Common Stock		Treasury Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
(In thousands)							
Balance at December 31, 2000	47,087	$ 471	—	$ —	$ 234,738	$ 158,913	$ 394,122
Net income	—	—	—	—	—	76,601	76,601
Common stock issued and related income tax benefit	2,510	25	—	—	42,562	—	42,587
Repurchase of common stock held in treasury	—	—	100	(3,059)	—	—	(3,059)
Balance at December 31, 2001	49,597	496	100	(3,059)	277,300	235,514	510,251
Net income	—	—	—	—	—	92,460	92,460
Common stock issued and related income tax benefit	1,579	16	—	—	32,055	—	32,071
Repurchase of common stock held in treasury	—	—	2,883	(90,894)	—	—	(90,894)
Balance at December 31, 2002	51,176	512	2,983	(93,953)	309,355	327,974	543,888
Net income	—	—	—	—	—	102,056	102,056
Common stock issued and related income tax benefit	2,467	24	—	—	65,328	—	65,352
Repurchase of common stock held in treasury	—	—	3,658	(140,451)	—	—	(140,451)
Balance at December 31, 2003	53,643	$ 536	6,641	$ (234,404)	$ 374,683	$ 430,030	$ 570,845

See accompanying notes to consolidated financial statements.

(In thousands)	Year Ended December 31, 2001	2002	2003
OPERATING ACTIVITIES			
Net income	$ 76,601	$ 92,460	$102,056
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	38,945	40,432	44,905
Loss on sale of property and equipment	1,266	1,167	886
Income applicable to minority interest	15,478	21,410	25,431
Distributions to minority shareholders	(16,446)	(7,934)	(24,634)
Deferred income taxes	1,488	11,214	19,517
Changes in operating assets and liabilities, net of effects from acquisitions:			
Accounts receivable	(4,240)	(23,814)	(20,253)
Inventories	(2,832)	(6,587)	(2,754)
Prepaid expenses and other current assets	604	(902)	(8,564)
Accounts payable	2,247	5,369	3,140
Accrued compensation	2,625	18	8,553
Due to third-party payors	649	4,712	13,313
Accrued expenses and other current liabilities	5,168	12,747	8,838
Income taxes	11,648	18,331	10,217
Other long-term liabilities	–	–	5,898
Net cash provided by operating activities	133,201	168,623	186,549
INVESTING ACTIVITIES			
Proceeds from sale of property and equipment	1,078	218	2,270
Purchases of property and equipment	(65,672)	(61,551)	(63,762)
Cash paid for acquisitions, net of cash acquired	(38,403)	(40,495)	(14,154)
(Increase) decrease in other assets	(4,415)	4,408	(2,858)
Net cash used in investing activities	(107,412)	(97,420)	(78,504)
FINANCING ACTIVITIES			
Net (payments) borrowings under line of credit	(54,000)	7,394	(7,080)
Payments on long-term debt	(516)	(1,884)	(380)
Net proceeds from issuance of common stock	29,307	22,221	51,802
Repurchase of treasury shares	(3,059)	(90,894)	(140,451)
Proceeds from sale of minority interest investment	–	2,896	–
Net cash used in financing activities	(28,268)	(60,267)	(96,109)
(Decrease) increase in cash and cash equivalents	(2,479)	10,936	11,936
Cash and cash equivalents, at beginning of year	29,902	27,423	38,359
Cash and cash equivalents, at end of year	$ 27,423	$ 38,359	$ 50,295
DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Interest	$ 2,520	$ 782	$ 922
Income taxes	$ 48,963	$ 27,126	$ 32,808
DISCLOSURES OF BUSINESS ACQUISITIONS:			
Fair value of assets acquired	$ 39,108	$ 41,478	$ 14,388
Liabilities assumed	705	983	234
Cash paid for acquisitions, net of cash acquired	$ 38,403	$ 40,495	$ 14,154

See accompanying notes to consolidated financial statements.

(dollars in thousands, except per share data)

1. ORGANIZATION

Renal Care Group, Inc. (the "Company") provides dialysis services to patients with chronic kidney failure, also known as end-stage renal disease ("ESRD"). As of December 31, 2003, the Company provided dialysis and ancillary services to over 21,400 patients through 284 outpatient dialysis centers in 27 states. In addition to its outpatient dialysis center operations, as of December 31, 2003, the Company provided acute dialysis services through contractual relationships with more than 130 hospitals.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation

The consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries and its majority-owned subsidiaries and joint venture entities over which the Company exercises majority-voting control and for which control is other than temporary. All significant intercompany transactions and accounts are eliminated in consolidation.

Use of Estimates

Management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company places its cash in financial institutions that are federally insured and limits the amount of credit exposure with any one financial institution.

Inventories

Inventories consist of drugs, supplies and parts used in dialysis treatments and are stated at the lower of cost or market. Cost is determined using either the first-in, first-out method or the average cost method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is calculated using the straight-line method over the useful lives of the related assets, ranging from 3 to 40 years. Leasehold improvements are amortized using the straight-line method over the shorter of the related lease terms or the useful lives.

Goodwill and Other Intangibles

The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets* ("SFAS No. 142"), on January 1, 2002. In accordance with the transitional requirements of this statement, during 2001, the Company did not amortize goodwill or intangible assets with indefinite lives acquired after June 30, 2001. However, during 2001, the Company amortized goodwill and intangibles acquired prior to July 1, 2001 in accordance with Accounting Principles Board ("APB") Opinion No. 16, *Business Combinations*. For periods subsequent to December 31, 2001, the Company did not amortize goodwill or intangible assets with indefinite lives in accordance with SFAS No. 142. As of December 31, 2002 and 2003, the carrying amount of goodwill was $275,666 and $286,578, respectively.

During 2001, separately identifiable intangible assets with definite lives, such as non-competition agreements, acquired after June 30, 2001 were amortized over the estimated useful life of such assets. For periods subsequent to December 31, 2001, all separately identifiable intangible assets, whether acquired before or after June 30, 2001, with definite lives were amortized over their respective useful lives.

Due to Third-Party Payors

Amounts reflected as due to third-party payors include amounts received in excess of revenue recognized for specific billed charges. These amounts are commonly referred to as overpayments. Overpayments received from federally funded programs are reported to the federal program in accordance with the program's established procedures. The amounts remain in due to third-party payors until either a refund is made or until the amount is recouped by the federal payor. For overpayments received from non-federally funded payors, the Company uses various procedures to communicate and refund such amounts to the respective payor. Similar to the federally funded overpayments, these amounts remain in due to third-party payors until either a refund is made or the amount is recouped by the payor.

Minority Interest
Minority interest represents the proportionate equity interest of other owners in the Company's consolidated entities that are not wholly owned. As of December 31, 2003 the Company was the majority and controlling owner in 50 joint ventures.

Stock-Based Compensation
In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure* ("SFAS No. 148"), which amended SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS No. 123"). SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation and amends the disclosure requirements of SFAS No. 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. SFAS No. 148 is effective for financial statements issued for fiscal years ending after December 15, 2002, and interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. These consolidated financial statements and related notes include the disclosure requirements of SFAS No. 148. However, the Company has elected to account for its stock-based compensation plans under the intrinsic value-based method of accounting prescribed by APB Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB Opinion No. 25"), and does not utilize the fair value method.

Net Revenue
Net revenue is recognized as services are provided at the estimated net realizable amount from Medicare, Medicaid, commercial insurers and other third-party payors. The Company's net revenue is largely derived from the following sources:

- Outpatient hemodialysis;
- Ancillary services associated with outpatient dialysis, primarily the administration of erythropoietin (EPO) and other drugs;
- Home dialysis services;
- Inpatient hemodialysis services provided to acute care hospitals and skilled nursing facilities;
- Laboratory services; and
- Management contracts with hospital-based medical university dialysis programs.

The Medicare and Medicaid programs, along with certain third-party payors, reimburse the Company at amounts that are different from the Company's established rates. Contractual adjustments represent the difference between the amounts billed for these services and the amounts that are reimbursable by third-party payors. A summary of the basis for reimbursement with these payors follows:

- *Medicare.* The Company is reimbursed by the Medicare program predominantly on a prospective payment system for dialysis services. Under the prospective payment system, each facility receives a composite rate per treatment. The composite rate is subject to regional differences based on certain factors, including labor costs. Some drugs and other ancillary services are reimbursed on a fee-for-service basis.

- *Medicaid.* Medicaid is a state-administered program with reimbursements varying by state. The Medicaid programs are separately administered in each state in which the Company operates, and they reimburse the Company predominantly on a prospective payment system for dialysis services rendered.

- *Other.* Payments from commercial insurers, other third-party payors and patients are received pursuant to a variety of reimbursement arrangements. Generally, payments from commercial insurers and other third-party payors are greater than those received from the Medicare and Medicaid programs.

Reimbursements from Medicare and Medicaid approximated 55%, 57% and 55% of net revenue for the years ended December 31, 2001, 2002 and 2003, respectively.

Provision for Doubtful Accounts
The provision for doubtful accounts is determined as a function of payor mix, billing practices and other factors. The Company reserves for doubtful accounts in the period in which the revenue is recognized based on management's estimate of the net collectibility of the accounts receivable. Management estimates and monitors the net collectibility of accounts receivable based upon a variety of factors. These factors include, but are not limited to, analyzing revenues generated from payor sources, performing subsequent collection testing and regularly reviewing detailed accounts receivable agings.

Income Taxes
The Company accounts for income taxes under the asset and liability method. The Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date for the change.

Self Insurance
The Company is subject to professional liability, general liability and workers' compensation claims or lawsuits in the ordinary course of business. Accordingly, the Company maintains insurance for professional liability and general liability claims exceeding certain individual amounts. Similarly, the Company maintains workers' compensation insurance for claims exceeding certain individual and aggregate amounts. The Company estimates its self-insured retention portion of professional liability, general liability and workers' compensation risks using third-party actuarial calculations that include historical claims data, demographic factors and other assumptions.

Fair Value of Financial Instruments
- *Cash and Cash Equivalents.* The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents approximate fair value.

- *Accounts Receivable, Accounts Payable and Accrued Liabilities.* The carrying amounts reported in the consolidated balance sheets for accounts receivable, accounts payable and accrued liabilities approximate fair value. Accounts receivable are generally unsecured.

- *Long-Term Debt.* Based upon the borrowing rates currently available to the Company, the carrying amounts reported in the consolidated balance sheets for long-term debt approximate fair value.

Concentration of Credit Risks
The Company's primary concentration of credit risk exists within accounts receivable, which consist of amounts owed by various governmental agencies, insurance companies and private patients. Receivables from Medicare and Medicaid represented 45% and 46% of gross accounts receivable at December 31, 2002 and 2003, respectively. Concentration of credit risk relating to accounts receivable is limited to some extent by the diversity of the number of patients and payors and the geographic dispersion of the Company's operations.

The Company administers EPO to most of its patients to treat anemia, a medical complication frequently experienced by dialysis patients. Revenue from the administration of EPO was 25% of the net revenue of the Company for the year ended December 31, 2001, 23% of the net revenue of the Company for the year ended December 31, 2002, and 24% of the net revenue of the Company for the year ended December 31, 2003. EPO is produced by a single manufacturer.

Impairment of Goodwill and Long-Lived Assets to be Disposed Of
The Company reviews goodwill, long-lived assets and separately identifiable intangible assets for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the present value of future net cash flows expected to be generated by the assets. If assets are identified as impaired, the impairment is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets as determined by independent appraisals or estimates of discounted future cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. During the fourth quarter of 2003, the Company completed its annual impairment testing, and, as of December 31, 2003, in the opinion of management, there has been no impairment of goodwill, long-lived assets or separately identifiable intangible assets.

3. BUSINESS ACQUISITIONS
2003 Acquisitions
During 2003, the Company completed three acquisitions, which were accounted for under the purchase method of accounting. The combined purchase price paid in these acquisitions was $14,154 and consisted exclusively of cash. Each of the transactions involved the acquisition of assets of entities that provide care to ESRD patients through owned dialysis facilities. The acquired businesses either strengthened the Company's existing market share within a specific geographic area or provided the Company with an entrance into a new market.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition for the acquisitions completed in 2003:

Accounts receivable	$ 986
Inventory	255
Property, plant and equipment, net	1,579
Intangible assets	656
Goodwill	10,912
Total assets acquired	14,388
Total liabilities assumed	234
Net assets acquired	$ 14,154

The Company began recording the results of operations for each of these acquired businesses at the effective date of the transaction. Goodwill resulting from these transactions amounted to $10,912 and was not amortized during 2003 in accordance with the requirements of SFAS No. 142. All goodwill is expected to be deductible for tax purposes. Intangible assets typically represent the value assigned to certain contracts such as non-competition agreements and acute dialysis service agreements entered into in the transactions. These amounts are amortized over the lives of the contracts, which generally range from five to ten years.

2002 Acquisitions
During 2002, the Company completed eight acquisitions, which were accounted for under the purchase method of accounting. The combined purchase price paid in these acquisitions was $40,495 and consisted exclusively of cash. Each of the transactions involved the acquisition of assets of entities that provide care to ESRD patients through owned dialysis facilities. The acquired businesses either strengthened the Company's existing market share within a specific geographic area or provided the Company with an entrance into a new market.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition for the acquisitions completed in 2002:

Accounts receivable	$ 1,570
Inventory	457
Property, plant and equipment, net	3,329
Intangible assets	3,986
Goodwill	32,136
Total assets acquired	41,478
Total liabilities assumed	983
Net assets acquired	$ 40,495

The Company began recording the results of operations for each of these acquired businesses at the effective date of the transaction. Goodwill resulting from these transactions amounted to $32,136 and was not amortized during 2002 or 2003 in accordance with the requirements of SFAS No. 142. All goodwill is expected to be deductible for tax purposes. Intangible assets typically represent the value assigned to certain contracts such as non-competition agreements and acute dialysis service agreements entered into in the transactions. These amounts are amortized over the lives of the contracts, which generally range from five to ten years.

2001 Acquisitions
During 2001, the Company completed five acquisitions, which were accounted for under the purchase method of accounting. The combined purchase price paid in these acquisitions was $38,403 and consisted exclusively of cash. Each of the transactions involved the acquisition of assets of entities that provide care to ESRD patients through owned dialysis facilities. The acquired businesses either strengthened the Company's existing market share within a specific geographic area or provided the Company with an entrance into a new market.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition for all five of the acquisitions completed in 2001:

Inventory	$ 579
Property, plant and equipment, net	5,629
Intangible assets	1,675
Goodwill	30,325
Other assets	900
Total assets acquired	39,108
Total liabilities assumed	705
Net assets acquired	$ 38,403

The Company began recording the results of operations for each of these acquired businesses at the effective date of the transaction. Three of the five transactions were completed prior to July 1, 2001 and resulted in goodwill and other intangibles of $6,428. This goodwill was amortized during 2001 using a 35-year blended useful life. The other two transactions were completed after June 30, 2001. Goodwill and other intangible assets resulting from these transactions was $24,077 and was not amortized during 2001 in accordance with the requirements of SFAS No. 142. None of the goodwill from 2001 transactions was amortized during 2002 or 2003. All goodwill is expected to be deductible for tax purposes. Intangible assets typically represent the value assigned to certain contracts such as non-competition agreements entered into in the transactions. These amounts are amortized over the lives of the contracts, which generally range from five to ten years.

Pro Forma Data (unaudited)
The following summary, prepared on a pro forma basis, combines the results of operations of the Company and the acquired businesses, as if each of the acquisitions had been consummated as of the

beginning of each year below, giving effect to adjustments such as amortization of intangibles, interest expense and related income taxes.

	2001	2002	2003
Pro forma net revenue	$ 794,409	$ 919,244	$1,013,965
Pro forma net income	$ 77,492	$ 93,060	$ 102,383
Pro forma net income per share			
Basic	$ 1.61	$ 1.90	$ 2.11
Diluted	$ 1.54	$ 1.83	$ 2.05

The unaudited pro forma results of operations are not necessarily indicative of what actually would have occurred if the acquisitions had been completed prior to the beginning of the periods presented.

4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	December 31,	
	2002	2003
Medical equipment	$ 124,347	$ 143,758
Computer software and equipment	58,285	57,718
Furniture and fixtures	24,532	27,027
Leasehold improvements	84,807	101,113
Buildings	24,862	23,511
Construction-in-progress	10,437	15,058
	327,270	368,185
Less accumulated depreciation	(124,298)	(143,788)
	$ 202,972	$ 224,397

Depreciation expense was $30,836, $38,191 and $42,561 for the years ended December 31, 2001, 2002 and 2003, respectively.

5. GOODWILL AND INTANGIBLE ASSETS

In accordance with the requirements of SFAS No. 142, the Company discontinued amortizing goodwill effective January 1, 2002, and is required to disclose goodwill separately from other intangible assets in the balance sheet. Additionally, goodwill must be tested for impairment on a periodic basis. The Company completed its annual impairment testing and identified no impairments.

A reconciliation of previously reported net income and earnings per share to the pro forma amounts adjusted for the exclusion of goodwill amortization net of the related income tax effect follows:

	Year Ended December 31,		
	2001	2002	2003
Reported net income	$ 76,601	$ 92,460	$ 102,056
Add: goodwill amortization, net of tax	3,956	–	–
Pro forma adjusted net income	$ 80,557	$ 92,460	$ 102,056
Reported basic earnings per share	$ 1.59	$ 1.89	$ 2.11
Add: goodwill amortization, net of tax	0.08	–	–
Pro forma adjusted basic earnings per share	$ 1.67	$ 1.89	$ 2.11
Reported diluted earnings per share	$ 1.52	$ 1.82	$ 2.05
Add: goodwill amortization, net of tax	0.08	–	–
Pro forma adjusted diluted earnings per share	$ 1.60	$ 1.82	$ 2.05

Changes in the carrying amount of goodwill for the year ended December 31, 2003, are as follows:

Balance as of December 31, 2001	$243,530
Goodwill acquired during the period	32,136
Balance as of December 31, 2002	275,666
Goodwill acquired during the period	10,912
Balance as of December 31, 2003	$286,578

The Company's separately identifiable intangible assets, which consist of non-competition agreements and acute dialysis services agreements, are as follows:

	December 31,	
	2002	2003
Carrying amount	$ 20,076	$ 24,113
Accumulated amortization	(7,966)	(10,067)
Net	$ 12,110	$ 14,046

Separately identifiable intangible assets are being amortized over their useful lives, ranging from five to ten years. Amortization expense was $2,241 and $2,344 for the years ended December 31, 2002 and 2003, respectively. Estimated amortization expense for each of the next five fiscal years is as follows:

Year ending December 31,	Amount
2004	$ 2,856
2005	2,856
2006	2,712
2007	2,308
2008	2,141

6. LONG-TERM DEBT

Long-term debt consists of the following:

	December 31,	
	2002	2003
Line of credit, bearing interest at LIBO rate (3.96% at December 31, 2002)	$ 7,394	$ —
Other	2,900	2,834
	10,294	2,834
Less current portion	133	182
	$ 10,161	$ 2,652

Line of Credit

Effective July 1, 2002, the Company entered into two credit agreements with a group of banks totaling $150,000 consisting of a $100,000 Second Amended and Restated Loan Agreement (the "Multi-Year Facility") and a $50,000 Loan Agreement (the "364-day Facility"). The Multi-Year Facility had a final maturity of July 1, 2005 and the 364-day Facility had a final maturity of June 30, 2004, based on an amendment made in June 2003. As of December 31, 2003, there were no amounts outstanding under the Multi-Year Facility or the 364-day Facility, and the Company had $150,000 available under these agreements.

Each of the Company's wholly owned subsidiaries has guaranteed all of the obligations outstanding under the Multi-Year Facility and the 364-day Facility. Further, the Company's obligations under the credit facility, and the obligations of each of its subsidiaries under its guaranty, are secured by a pledge of the equity interests held by the Company in each of the subsidiaries. Financial covenants are customary based on the amount and duration of these commitments. The Company was in compliance with all such covenants at December 31, 2003.

On February 10, 2004, the Company entered into a new credit agreement (the "2004 Agreement") with a group of banks totaling up to $700,000. The 2004 Agreement replaced the Multi-Year Facility and the 364-day Facility discussed above. The 2004 Agreement has a $150,000 revolving credit facility, a committed $325,000 term loan facility and a $225,000 incremental term loan facility. Our ability to borrow under the committed term loan facility expires in May 2004. All of the committed facilities have a final maturity of February 10, 2009. The 2004 Agreement provides that $175,000 of the committed term loan facility may only be used to finance the Company's acquisition of National Nephrology Associates. To the extent the Company does not use that amount to fund the acquisition, unborrowed amounts will increase the size of the incremental term loan facility. Borrowings under the incremental term loan facility are subject to obtaining final commitments from the banks finalizing specific terms.

Borrowings under the revolving credit facility and $150,000 of the committed term loan facility under the 2004 Agreement may be used for acquisitions, repurchases of Company common stock, capital expenditures, working capital and general corporate purposes. Borrowings under the 2004 Agreement bear interest at variable rates determined by the Company's leverage ratio. This variable rate debt instrument carries a degree of interest rate risk. Specifically, the Company will face higher interest costs on this debt if interest rates rise. Each of the Company's wholly owned subsidiaries has guaranteed all of the Company's obligations under the 2004 Agreement. Further, the Company's obligations under the 2004 Agreement, and the Company's subsidiaries' obligations under their guarantees, are secured by a pledge of the equity interests the Company holds in each of its subsidiaries. The 2004 Agreement includes financial covenants that are customary based on the amount and duration of the agreement.

Other
The other long-term debt consists of notes maturing at various times through April 2015.

The aggregate maturities of long-term debt at December 31, 2003 are as follows:

2004	$ 182
2005	227
2006	94
2007	119
2008	146
Thereafter	2,066
	$ 2,834

7. INCOME TAXES

The provision for income taxes consists of the following:

	Year Ended December 31, 2001	2002	2003
Current:			
Federal	$ 42,002	$ 40,205	$ 38,716
State and local	3,841	5,250	4,309
	45,843	45,455	43,025
Deferred:			
Federal	1,364	10,079	17,152
State and local	124	1,135	2,365
	1,488	11,214	19,517
Provision for income taxes	$ 47,331	$ 56,669	$ 62,542

At December 31, 2003, the Company has net operating loss carryforwards of approximately $231,000 for state income tax purposes that expire in years 2002 through 2022, and a capital loss carryforward of approximately $2,200 that expires in 2006. The utilization of the state net operating loss carryforwards in future years is dependent upon the profitability of certain subsidiary corporations. The utilization of the capital loss carryforward requires capital gain income in the future. Therefore, the Company has recorded a valuation allowance of $7,756 against the deferred tax asset attributable to the state net operating loss carryforwards and the capital loss carryforward, which represents an increase in the valuation allowance of $1,715 in 2003.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Components of the Company's deferred tax liabilities and assets are as follows:

	December 31, 2002	December 31, 2003
Deferred tax assets:		
Net operating loss carryforwards	$ 5,282	$ 6,928
Capital loss carryforward	759	828
Allowance for doubtful accounts	7,258	2,840
Accrued vacation and other accrued liabilities	9,367	11,770
Other	106	53
Less: valuation allowance	(6,041)	(7,756)
	16,731	14,663
Deferred tax liabilities:		
Depreciation	8,572	17,851
Amortization	12,788	22,629
Investments in partnerships	2,419	748
	23,779	41,228
Net deferred tax liability	$ (7,048)	$(26,565)

The following is a reconciliation of the statutory federal and state income tax rates to the effective rates as a percentage of income before provision for income taxes as reported in the consolidated financial statements:

	Year Ended December 31, 2001	2002	2003
U.S. federal income tax rate	35.0%	35.0%	35.0%
State income tax, net of federal income tax benefit	2.5	1.2	1.7
Increase in valuation allowances	0.1	1.8	1.0
Other	0.6	–	0.3
Effective income tax rate	38.2%	38.0%	38.0%

8. STOCKHOLDERS' EQUITY

Stock Option Plans

As of December 31, 2003, the Company had six stock option plans. The Company has also issued options, referred to in these financial statements as Free Standing Options, outside of these plans. Options issued as Free Standing are for employees, officers, directors and other key persons. Free Standing Options vest over various periods up to five years and have a term of ten years from the date of issuance.

Options issued under the 1999 and 1996 Employee Plans have similar terms and purposes. Specifically, options under each of these plans are available for grant to eligible employees and other key persons, the options generally vest over four to five years and have a term of ten years from the date of issuance. These plans were adopted in 1999 and 1996, and have 7,500 and 6,000 shares of common stock reserved for issuance, respectively.

Options issued under the Equity Compensation Plan ("Equity Plan") are for eligible employees and other key persons. The options vest over periods up to three years and have a term of ten years from the date of issuance. This plan was adopted by Dialysis Centers of America, Inc. ("DCA") in 1995, and there are 350 shares of common stock reserved for issuance. The Company merged with DCA in a pooling-of-interests transaction in February 1999.

Options issued under the 1994 Stock Option Plan ("1994 Plan") are for directors, officers and other key persons. These options vest over four years and the options have a term of ten years from the date of issuance. This plan was adopted in 1994 and there are 720 shares of common stock reserved for issuance.

Options issued under the Directors Plan are for non-management directors. These options vest immediately and have a term of ten years from the date of issuance. The plan was adopted in 1996 and there are 225 shares of common stock reserved for issuance.

Options issued under the RDM Plan are for directors, officers and other key persons. These options vest immediately upon grant and have a term of five to ten years from the date of issuance. The plan was adopted by Renal Disease Management by Physicians, Inc. ("RDM") in 1997, and there are 109 shares of common stock reserved for issuance. The Company merged with RDM in a pooling-of-interests transaction in April 2000.

The Company has adopted the disclosure-only provisions of SFAS No. 123 and SFAS No. 148, but applies APB Opinion No. 25 and related interpretations in accounting for its plans. Therefore, *compensation expense would generally be recorded only if on the date of grant the then-current* market price of the underlying stock exceeded the exercise price.

The following is a summary of option transactions during the period from January 1, 2001 through December 31, 2003:

	Free Standing	1999 Employee Plan	1996 Employee Plan	Equity Plan	1994 Plan	Directors Plan	RDM Plan	Exercise Price Range	Weighted Average Exercise Price
Balance at December 31, 2000	1,466	2,375	3,857	18	17	56	26	$ 3.33 - $ 29.50	$ 15.65
Granted	120	899	–	–	–	17	–	28.02 - 29.63	28.05
Exercised	(686)	(198)	(1,113)	(1)	(9)	(6)	(6)	3.33 - 25.58	13.39
Forfeited	(9)	(46)	(54)	–	–	–	–	8.00 - 28.02	18.07
Balance at December 31, 2001	891	3,030	2,690	17	8	67	20	3.33 - 29.63	18.27
Granted	–	1,920	–	–	–	11	–	28.30 - 32.70	28.41
Exercised	(273)	(486)	(704)	–	–	(5)	(6)	3.33 - 29.63	15.23
Forfeited	(1)	(64)	(55)	–	–	–	–	14.06 - 28.39	19.12
Balance at December 31, 2002	617	4,400	1,931	17	8	73	14	3.33 - 32.70	21.66
Granted	–	1,912	–	–	–	28	–	30.00 - 37.81	34.46
Exercised	(229)	(1,324)	(800)	(1)	–	–	(5)	3.33 - 29.03	20.80
Forfeited	(35)	(545)	(62)	–	–	–	–	15.94 - 34.65	27.53
Balance at December 31, 2003	353	4,443	1,069	16	8	101	9	$ 3.33 - $ 37.81	$ 25.70
Available for grant at December 31, 2003	–	946	189	–	–	107	–		
Exercisable at December 31, 2001	571	800	1,935	17	8	67	17		
Exercisable at December 31, 2002	428	1,216	1,720	16	8	73	13		
Exercisable at December 31, 2003	294	1,040	999	15	8	101	9		

The weighted-average fair value of options granted during 2001, 2002 and 2003 is $12.40, $11.55 and $13.48, respectively.

The following table summarizes information about stock options outstanding at December 31, 2003:

Range of Exercise Prices	Number Outstanding as of December 31, 2003	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable as of December 31, 2003	Weighted Average Exercise Price
$ 3.33 - $ 18.25	1,703	4.76	$ 14.39	1,390	$ 14.01
$19.36 - $ 28.39	2,426	7.44	27.02	974	25.14
$28.50 - $ 34.65	1,653	9.43	33.86	85	30.30
$34.89 - $ 37.81	217	9.82	37.58	17	34.89
$ 3.33 - $ 37.81	5,999	7.31	$ 25.70	2,466	$ 19.11

Pro forma information regarding net income and net income per share is required by SFAS No. 123 and SFAS No. 148, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	Year Ended December 31, 2001	2002	2003
Expected volatility	45.0%	40.0%	39.0%
Expected dividend yield	None	None	None
Risk-free interest rate	3.75%	3.75%	3.25%
Expected life of options	5 years	5 years	5 years

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the option's vesting period. The Company's pro forma information follows:

	Year Ended December 31, 2001	2002	2003
Net income, as reported	$ 76,601	$ 92,460	$102,056
Add: stock-based compensation expense, net of related tax effects, included in the determination of net income as reported	338	380	424
Less: stock-based compensation expense, net of related tax effects, determined by the fair value-based method	(8,036)	(8,028)	(8,663)
Pro forma net income	$ 68,903	$ 84,812	$ 93,817
Net income per share:			
Basic, as reported	$ 1.59	$ 1.89	$ 2.11
Basic, pro forma	$ 1.43	$ 1.73	$ 1.94
Diluted, as reported	$ 1.52	$ 1.82	$ 2.05
Diluted, pro forma	$ 1.37	$ 1.67	$ 1.88

The effect of applying SFAS No. 123 and SFAS No. 148 for providing pro forma disclosure is not likely to be representative of the effect on reported net income for future years.

9. OPERATING LEASES

The Company rents office and space for its dialysis facilities under lease agreements that are classified as operating leases for financial statement purposes. At December 31, 2003, future minimum rental payments under non-cancelable operating leases with terms of one year or more consist of the following:

2004	$ 30,413
2005	27,766
2006	25,453
2007	23,242
2008	20,648
Thereafter	68,369
	$195,891

Rent expense was $22,624, $27,074 and $30,729 for the years ending December 31, 2001, 2002 and 2003, respectively.

10. EMPLOYEE BENEFIT PLANS

Defined Contribution Plans

The Company has qualified defined contribution plans covering substantially all employees that permit participants to make voluntary contributions. The Company pays all general and administrative expenses of the plans and makes matching contributions on behalf of the employees. The Company made contributions relating to these plans totaling $1,960, $2,518 and $2,978 for the years ended December 31, 2001, 2002 and 2003, respectively.

Defined Benefit Plan

Effective January 29, 2003, the Company implemented a retirement benefit plan for Sam A. Brooks, the Company's former Chairman, Chief Executive Officer and President. Mr. Brooks died March 20, 2003. The plan provides that the Company will make 120 monthly payments of $54 each to Mr. Brook's beneficiary, beginning in April 2003. As a result, the Company recorded a $5,350 charge representing the pre-tax net present value of such payments during the first quarter of 2003. As of December 31, 2003, the Company has accrued liabilities totaling $5,019 related to this defined benefit plan.

Employee Stock Purchase Plan

Effective April 1996, the Company adopted an Employee Stock Purchase Plan ("Stock Purchase Plan") to provide substantially all employees an opportunity to purchase shares of its common stock in amounts not to exceed 10% of eligible compensation or $25 of common stock each calendar year. Annually, the participant's December 31 account balance is used to purchase shares of stock at the lesser of 85% of the fair market value of shares at the beginning of the year or December 31. A total of 85 shares are available for purchase under the plan. At December 31, 2002 and 2003, $2,347 and $3,055, respectively, were included in accrued wages and benefits relating to the Stock Purchase Plan.

11. EARNINGS PER SHARE

Basic net income per share is based on the weighted average number of common shares outstanding during the periods. Diluted net income per share is based on the weighted average number of common shares outstanding during the periods plus the effect of dilutive stock options and warrants calculated using the treasury stock method.

The following table sets forth the computation of basic and diluted net income per share.

	2001	2002	2003
Numerator:			
Numerator for basic and diluted net income per share	$ 76,601	$ 92,460	$102,056
Denominator:			
Denominator for basic net income per share weighted-average shares	48,113	48,978	48,479
Effect of dilutive securities:			
Stock options	2,087	1,712	1,356
Warrants	233	77	—
Denominator for diluted net income per share-adjusted weighted-average shares and assumed conversions	50,433	50,767	49,835
Basic net income per share	$ 1.59	$ 1.89	$ 2.11
Diluted net income per share	$ 1.52	$ 1.82	$ 2.05

12. COMMITMENTS AND CONTINGENCIES

On August 30, 2000, 19 patients were hospitalized and one patient died shortly after becoming ill while receiving treatment at one of the Company's dialysis centers in Youngstown, Ohio. One of the 19 hospitalized patients also died some time later. In March 2001, one of the affected patients sued the Company in Mahoning County, Ohio for injuries related to the August 30, 2000 illnesses. Additional suits have been filed, and as of December 31, 2003, a total of five suits were pending. The suits allege negligence, medical malpractice and product liability. Additional defendants are named in each of the suits. Additional defendants in some of the suits include the water system vendors who installed and maintained the water system in the dialysis center. Renal Care Group has denied the allegations and has filed cross-claims against the water system vendors. Renal Care Group intends to pursue these cross-claims vigorously. Management believes that Renal Care Group's insurance should be adequate to cover claims for these illnesses and does not anticipate a material adverse effect on the Company's consolidated financial position or results of operations.

Laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation. The Company believes that it is in compliance with all applicable laws and regulations governing the Medicare and Medicaid programs. The Company is not aware of any pending or threatened investigations involving allegations of potential noncompliance with applicable laws or regulations. While no regulatory inquiries have been made, compliance with such laws and regulations can be subject to future government review and interpretation as well as significant regulatory action including fines, penalties and exclusion from the Medicare and Medicaid programs.

The Company is involved in other litigation and regulatory investigations arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, these matters will be resolved without material adverse effect on the Company's consolidated financial position or results of operations.

The Company generally engages practicing board-certified or board-eligible nephrologists to serve as medical directors for its centers. Medical directors are responsible for the administration and monitoring of the Company's patient care policies, including patient education, administration of dialysis treatment, development programs and assessment of all patients. The Company pays medical director fees that are consistent with the fair market value of the required supervisory services. Such medical director agreements typically have a term of seven years with a three-year renewal option. As of December 31, 2003, estimated commitments for medical director fees for the year 2004 are $13,902 and are $61,270 over the remaining lives of the agreements.

13. SUBSEQUENT EVENTS

Midwest Kidney Centers

Effective January 1, 2004, the Company acquired certain operating assets and liabilities of Midwest Kidney Centers and several affiliated companies ("MKC") for $49,500 in consideration. Through this acquisition, the Company added approximately 825 patients and 13 dialysis facilities in central Illinois.

National Nephrology Associates, Inc.

On April 2, 2004, the Company completed its acquisition of National Nephrology Associates, Inc. ("NNA"). Prior to the acquisition, NNA provided renal dialysis services and supplies to approximately 5,600 patients and operated 87 outpatient dialysis facilities in 15 states, as well as providing acute dialysis services at approximately 55 hospitals.

The aggregate consideration paid by the Company for NNA was approximately $345,000, which included a cash payment of approximately $167,000 to NNA's equity holders and the assumption by Renal Care Group of NNA's outstanding debt, including its $160,000 of 9% senior subordinated notes due 2011 (the "Notes"), and other indebtedness, including capital leases.

The Company conducts substantially all of its business through its subsidiaries. The Company's wholly owned subsidiaries have guaranteed the Notes assumed in the acquisition of NNA, as well as the Company's senior credit facility. Presented below is condensed consolidating financial information as of December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003. The information segregates Renal Care Group, Inc. (the parent company), the combined wholly owned subsidiary guarantors, the combined non-guarantor subsidiaries, and consolidating adjustments. All of the subsidiary guarantees are both full and unconditional, and joint and several.

Condensed Consolidating Balance Sheets

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Total
As of December 31, 2003					
Cash and cash equivalents	$ 20,157	$ 2,646	$ 27,492	$ —	$ 50,295
Accounts receivable, net	—	117,209	56,470	—	173,679
Other current assets	35,329	21,467	11,334	—	68,130
Total current assets	55,486	141,322	95,296	—	292,104
Property, plant and equipment, net	27,841	123,894	69,924	2,738	224,397
Goodwill	1,483	187,848	96,947	300	286,578
Other assets	10,637	25,926	5,940	(25,709)	16,794
Total assets	$ 95,447	$ 478,990	$ 268,107	$ (22,671)	$ 819,873
Current liabilities (including intercompany assets and liabilities)	$ (261,412)	$ 315,138	$ 126,004	$ (10,293)	$ 169,437
Long-term liabilities	42,951	1,243	2,746	—	46,940
Minority interest	—	30,091	2,347	213	32,651
Stockholders' equity	313,908	132,518	137,010	(12,591)	570,845
Total liabilities and stockholders' equity	$ 95,447	$ 478,990	$ 268,107	$ (22,671)	$ 819,873
As of December 31, 2002					
Cash and cash equivalents	$ —	$ 2,484	$ 36,191	$ (316)	$ 38,359
Accounts receivable, net	—	101,312	51,128	—	152,440
Other current assets	19,612	25,354	10,096	—	55,062
Total current assets	19,612	129,150	97,415	(316)	245,861
Property, plant and equipment, net	28,368	115,365	57,584	1,655	202,972
Goodwill	1,483	186,325	85,711	2,147	275,666
Other assets	17,376	22,599	6,169	(30,520)	15,624
Total assets	$ 66,839	$ 453,439	$ 246,879	$ (27,034)	$ 740,123
Current liabilities (including intercompany assets and liabilities)	$ (359,338)	$ 391,468	$ 110,921	$ (7,671)	$ 135,380
Long-term liabilities	26,682	(9,736)	12,695	(192)	29,449
Minority interest	—	28,261	1,089	2,056	31,406
Stockholders' equity	399,495	43,446	122,174	(21,227)	543,888
Total liabilities and stockholders' equity	$ 66,839	$ 453,439	$ 246,879	$ (27,034)	$ 740,123

Condensed Consolidating Income Statements

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Total
For the year ended December 31, 2003					
Net revenue	$ 1,524	$ 688,379	$ 319,680	$ (4,264)	$1,005,319
Operating costs and expenses	43,611	520,870	254,444	(4,264)	814,661
Operating income (loss)	(42,087)	167,509	65,236	–	190,658
Interest expense, net	629	–	–	–	629
Minority interest	–	23,853	1,578	–	25,431
Income tax provision (benefit)	(16,231)	54,584	24,189	–	62,542
Net income (loss)	$ (26,485)	$ 89,072	$ 39,469	$ –	$ 102,056
For the year ended December 31, 2002					
Net revenue	$ 1,045	$ 646,080	$ 261,587	$ (5,325)	$ 903,387
Operating costs and expenses	35,116	496,254	205,563	(5,225)	731,708
Operating income (loss)	(34,071)	149,826	56,024	(100)	171,679
Interest expense, net	1,140	–	–	–	1,140
Minority interest	–	17,827	3,683	(100)	21,410
Income tax provision (benefit)	(13,379)	50,159	19,889	–	56,669
Net income (loss)	$ (21,832)	$ 81,840	$ 32,452	$ –	$ 92,460
For the year ended December 31, 2001					
Net revenue	$ –	$ 572,547	$ 185,035	$ (2,500)	$ 755,082
Operating costs and expenses	27,825	445,616	142,095	(2,500)	613,036
Operating income (loss)	(27,825)	126,931	42,940	–	142,046
Interest expense, net	3,138	(40)	(462)	–	2,636
Minority interest	–	12,362	3,116	–	15,478
Income tax provision (benefit)	(11,825)	43,770	15,386	–	47,331
Net income (loss)	$ (19,138)	$ 70,839	$ 24,900	$ –	$ 76,601

Condensed Consolidating Statements of Cash Flows

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Total
Year ended December 31, 2003					
Cash flows from operating activities:					
Net income (loss)	$ (26,485)	$ 89,072	$ 39,469	$ –	$ 102,056
Changes in operating and intercompany assets and liabilities and non-cash items included in net income	136,739	(53,679)	10,517	(9,084)	84,493
Net cash provided by (used in) operating activities	110,254	35,393	49,986	(9,084)	186,549
Net cash (used in) provided by investing activities	(9,985)	(35,231)	(34,052)	764	(78,504)
Net cash (used in) provided by financing activities	(80,112)	–	(24,633)	8,636	(96,109)
Increase (decrease) in cash and cash equivalents	20,157	162	(8,699)	316	11,936
Cash and cash equivalents, at beginning of year	–	2,484	36,191	(316)	38,359
Cash and cash equivalents, at end of year	$ 20,157	$ 2,646	$ 27,492	$ –	$ 50,295
Year ended December 31, 2002					
Cash flows from operating activities:					
Net income (loss)	$ (21,832)	$ 81,840	$ 32,452	$ –	$ 92,460
Changes in operating and intercompany assets and liabilities and non-cash items included in net income	84,530	(32,809)	21,106	3,336	76,163
Net cash provided by operating activities	62,698	49,031	53,558	3,336	168,623
Net cash used in investing activities	(7,960)	(54,095)	(31,713)	(3,652)	(97,420)
Net cash (used in) provided by financing activities	(63,163)	2,896	–	–	(60,267)
Increase (decrease) in cash and cash equivalents	(8,425)	(2,168)	21,845	(316)	10,936
Cash and cash equivalents, at beginning of year	8,425	4,652	14,346	–	27,423
Cash and cash equivalents, at end of year	$ –	$ 2,484	$ 36,191	$ (316)	$ 38,359

Condensed Consolidating Statements of Cash Flows (continued)

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Total
Year ended December 31, 2001					
Cash flows from operating activities:					
Net income (loss)	$ (19,138)	$ 70,839	$ 24,900	$ —	$ 76,601
Changes in operating and intercompany assets and liabilities and non-cash items included in net income	65,929	(26,881)	6,977	10,575	56,600
Net cash provided by operating activities	46,791	43,958	31,877	10,575	133,201
Net cash used in investing activities	(14,136)	(42,050)	(40,387)	(10,839)	(107,412)
Net cash used in financing activities	(28,268)	—	—	—	(28,268)
Increase (decrease) in cash and cash equivalents	4,387	1,908	(8,510)	(264)	(2,479)
Cash and cash equivalents, at beginning of year	4,038	2,744	22,856	264	29,902
Cash and cash equivalents, at end of year	$ 8,425	$ 4,652	$ 14,346	$ —	$ 27,423

14. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following tables include, for 2002 and 2003, certain selected quarterly financial data. In the opinion of the Company's management this unaudited information has been prepared on the same basis as the audited information and includes all adjustments necessary to present fairly the information included therein. The operating results for any quarter are not necessarily indicative of results for any future period.

	2002			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net revenue	$ 206,678	$ 222,169	$ 231,542	$ 242,998
Operating expenses	157,756	170,273	177,416	185,831
Depreciation and amortization	9,362	9,933	10,402	10,735
Income from operations	39,560	41,963	43,724	46,432
Interest expense, net	173	138	569	260
Minority interest	4,710	5,307	5,364	6,029
Income before income taxes	34,677	36,518	37,791	40,143
Provision for income taxes	13,184	13,876	14,361	15,248
Net income	$ 21,493	$ 22,642	$ 23,430	$ 24,895
Net income per share:				
Basic	$ 0.43	$ 0.46	$ 0.48	$ 0.52
Diluted	$ 0.42	$ 0.44	$ 0.46	$ 0.50

	2003			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net revenue	$ 242,143	$ 247,061	$ 253,835	$ 262,280
Operating expenses	190,177	187,653	192,743	199,183
Depreciation and amortization	10,298	11,579	11,365	11,663
Income from operations	41,668	47,829	49,727	51,434
Interest expense, net	285	165	76	103
Minority interest	6,308	6,029	6,837	6,257
Income before income taxes	35,075	41,635	42,814	45,074
Provision for income taxes	13,323	15,822	16,269	17,128
Net income	$ 21,752	$ 25,813	$ 26,545	$ 27,946
Net income per share:				
Basic	$ 0.45	$ 0.53	$ 0.54	$ 0.58
Diluted	$ 0.44	$ 0.52	$ 0.53	$ 0.56

BOARD OF DIRECTORS



Renal Care Group

Seated, left to right: Peter J. Grua, C. Thomas Smith, William V. Lapham, Thomas A. Lowery, M.D., Joseph C. Hutts
Standing, left to right: Gary A. Brukardt, William P. Johnston, Stephen D. McMurray, M.D., Harry R. Jacobson, M.D.

Gary A. Brukardt
President and CEO
Renal Care Group, Inc.
Nashville, TN

Peter J. Grua
Managing Partner
HLM Venture Partners
Boston, MA

Joseph C. Hutts
Chairman, President and CEO
Surgis, Inc.
Nashville, TN

Harry R. Jacobson, M.D.
Vice Chancellor for Health Affairs
Vanderbilt University Medical Center
Nashville, TN

William P. Johnston
Chairman of the Board
Renal Care Group, Inc.
Nashville, TN

William V. Lapham
Former Senior Partner, Retired
Ernst & Young
Naples, FL

Thomas A. Lowery, M.D.
Founding Partner
Tyler Nephrology Associates, P.A.
Tyler, TX

Stephen D. McMurray, M.D.
Partner
Indiana Medical Associates
Fort Wayne, IN

C. Thomas Smith
Former President and CEO, Retired
VHA, Inc.
Dallas, TX



Left to right: Timothy P. Martin, Executive Vice President, Operations, Gary A. Brukardt, President and CEO, David M. Dill, Executive Vice President and Chief Financial Officer, and Raymond M. Hakim, M.D., Ph.D., Executive Vice President and Chief Medical Officer

Renal Care Group Mission Statement

Renal Care Group is dedicated to improving the quality of life and to providing optimal care for patients with chronic and acute renal disease. We are committed to the philosophy that optimal care is attained through the application of continual quality improvement, staff education, patient/family education and state-of-the-art technology. We seek to achieve superior patient outcomes and to provide the best value in patient care.

OFFICERS

John L. Anderson
Vice President,
Human Resources and Administration
Nashville, TN

Jennifer Boyd Baldock
Vice President and
Assistant General Counsel
Nashville, TN

Timothy J. Balch
Vice President,
Physician Services
Nashville, TN

Gary Brukardt
President and
Chief Executive Officer
Nashville, TN

Michael T. Burney
Chief Operating Officer,
RenaLab
Nashville, TN

David G. Carter
Regional Vice President
Indianapolis, IN

Michael J. Cerino
Vice President,
Operations Finance
Cleveland, OH

Douglas B. Chappell
Senior Vice President and
General Counsel
Nashville, TN

Al D. Charlesworth
Regional Vice President
Mesa, AZ

Michael S. Coggin
Senior Vice President, Internal Audit
Nashville, TN

Dean J. Danielson
Vice President of Development
Denver, CO

G. Jack Desatnick
Regional Vice President
Peoria, IL

David M. Dill
Executive Vice President and
Chief Financial Officer
Nashville, TN

Mark J. Donati
Regional Vice President
Philadelphia, PA

Linda S. Earhart
Regional Vice President
Cleveland, OH

Mignon B. Early
Regional Vice President
Nashville, TN

Christi D. Griffin
Vice President and
Assistant General Counsel
Nashville, TN

Raymond M. Hakim, M.D., Ph.D.
Executive Vice President and
Chief Medical Officer
Nashville, TN

Michael G. Harper
Vice President, Managed Care
Nashville, TN

David W. Holst
Senior Vice President,
Operations Services
Nashville, TN

Donna H. Hughes
Vice President,
Finance
Nashville, TN

Clifford A. Jaebker
Vice President,
Operations Finance
Indianapolis, IN

Steven T. Johnson
Regional Vice President
Memphis, TN

Colleen L. Kasson
Regional Vice President
Kansas City, KS

Richard Kemball-Cook
Vice President of Development
Nashville, TN

Carolyn E. Latham
Vice President,
Clinical Operations
Nashville, TN

Bryan H. Lipinski
Regional Vice President
Dallas, TX

David M. Maloney
Senior Vice President and
Chief Information Officer
Nashville, TN

Timothy P. Martin
Executive Vice President, Operations
Nashville, TN

Edmund W. McFadden
Vice President,
Information Services
Nashville, TN

A. Joe McLellan
Senior Vice President of Development
Nashville, TN

Barbara M. McMurray
Vice President,
Operations Development
Nashville, TN

Leif Murphy
Senior Vice President,
Finance
Nashville, TN

Stephen M. O'Bryan
Regional Vice President
Jackson, MS

Joseph P. Pulliam, M.D.
Associate Medical Officer
Portland, OR

Dawn T. Sharp
Vice President,
Compliance Officer
Nashville, TN

Robert K. Stillwell
Senior Vice President,
Strategic Development
Nashville, TN

G. Austin Triggs
Senior Vice President,
Business Development
Nashville, TN

C. Courtney Vanderveer
Senior Vice President,
Operations Finance
Nashville, TN

Janet Wagner
Regional Vice President
Chicago, IL

Rebecca L. Wingard
Vice President, Medical Office
Nashville, TN

William D. Woolverton
Regional Vice President
Portland, OR

MEDICAL ADVISORY BOARD



Seated, left to right: Robert Heyka, M.D., Ed Jones, M.D., Joe Pulliam, M.D., Braxter Irby, M.D. and Brian Duffy, M.D.
Standing, left to right: Curt Wickre, M.D., Sanjay Dalal, M.D., Thomas Crouch, M.D., Janis Birchall, M.D., Raymond Hakim, M.D., Ph.D., Robert Benz, M.D. and Rebecca Wingard, R.N., M.S.N., C.N.N.
Not pictured: Robert Dettmer, M.D., Cecile Humphreys

NURSING ADVISORY BOARD


Renal Care Group

Seated, left to right: Billie Axley, Rebecca Wingard, Rose Wynn, Hope Fox, Beth Tornetta, Charlie Kelley and Barb O'Beirne
Standing, left to right: Carolyn Latham, Darla Lovelace, Kevin Martie, Karen Walton, Christine Barrett, Sue Lackey and Candy Regua
Not pictured: Brenda Kerr

DIETITIAN ADVISORY BOARD


Renal Care Group

Seated, left to right: Jenny Smothers, Sheri Dubinsky, Jane Louis, Maureen P. McCarthy, Mary Ellen Brabeck and Kim Stevens
Standing, left to right: Bob Richards, Tara Tudor Reed, Cynthia K. Clancy, Rita Solomon-Dimmitt, (Co-Chair) and Brenda Murphy, (Co-Chair)
Not pictured: Kristine Nielson

SOCIAL WORKER ADVISORY BOARD


Care Group

From left to right: Karen Schmitt, Wendy Schrag, Kathy Cooney, Melinda Hogue, Elsa Gongora, Uma Vullaganti, Jennifer Casey, Wendy Perry, Enid Myers, Kristen Tate and Martha Hanthorn

TECHNICAL ADVISORY BOARD



Seated, left to right: Bryon Roshto, Jim Jenni, Shannon Jones, John Dahlin, Bobbi Carlson and Russell Dimmitt
Standing, left to right: Randy Gates, Mike Rancourt, Robby Castle, George Younes and Mark Rolston

REHAB ADVISORY BOARD



Seated, left to right: Paul Gordon, Tara Galyardt, Valerie Powell, Stephanie McIntyre, Debra Conneely, Dan Harrington and Beth Spanier
Standing, left to right: Sheila Gaffney, Heather Ohlrich and Deb Warrington
Not pictured: Tim McKenzie

Ernst & Young LLP
Nashville, TN

Alston & Bird LLP
Atlanta, GA

Wachovia Bank, N.A.
1525 West W.T. Harris Blvd. 3C3
Charlotte, NC 28262-1153
(704) 590.7385
(704) 590.7599
EquityServices@Wachovia.com

Renal Care Group, Inc.
2525 West End Avenue, Suite 600
Nashville, TN 37203
Telephone (615) 345.5500
Facsimile (615) 345.5515
www.renalcaregroup.com

The Company has filed an Annual Report on Form 10-K for the year ended December 31, 2003, with the Securities and Exchange Commission. Shareholders may obtain a copy of this report without charge by writing to Investor Relations at the corporate headquarters address.

The Company's common stock is traded on the New York Stock Exchange under the symbol, "RCI." The following table sets forth the reported quarterly high and low closing sales prices for the last two years:

2002	High	Low
First Quarter	$33.65	$28.30
Second Quarter	$35.80	$31.15
Third Quarter	$33.65	$27.72
Fourth Quarter	$34.01	$30.35

2003	High	Low
First Quarter	$31.60	$28.05
Second Quarter	$35.21	$30.00
Third Quarter	$37.60	$34.05
Fourth Quarter	$41.62	$33.04

As of April 15, 2004, the Company had approximately 166 shareholders of record and approximately 12,000 beneficial owners.

The Company has never paid any cash dividend on its capital stock. The Company currently anticipates that all of its earnings will be retained to finance the growth and development of its business and the repurchase of its common stock. The Company does not currently anticipate that any dividend will be declared or paid on the common stock in the foreseeable future.

Renal Care Group, Inc.
2525 West End Avenue
Suite 600
Nashville, Tennessee 37203
(615) 345-5500

www.renalcaregroup.com